02035217

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING RECEIVED MAY 14 2002 WASH. D.C. 152 SECTION

For the Month of April, 2002

SILVER STANDARD RESOURCES INC.

(Name of Registrant)

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2
(Address of principal executive offices)

- Silver Standard Resources Inc. – News Release #02-07 dated April 1, 2002
- Form 53-901F, Material Change Report dated April 4, 2002, with attachment
- Form 53-901F, Material Change Report dated April 4, 2002, with attachment
- BC Form 45-902F, Report of Exempt Distribution dated April 4, 2002
- Form 53-901F, Material Change Report dated April 5, 2002, with attachment
- Annual Report 2001

PROCESSED MAY 23 2002 THOMSON FINANCIAL

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc. -- SEC File No. 0-26424
(Registrant)

Date: May 6, 2002

By:

Linda J. Sue, Corporate Secretary

L:\LJS\Docs\Forms\2001\SSR-Form6k-March.doc

999 West Hastings Street
Suite 1180
Vancouver, British Columbia
Canada V6C 2W2

Telephone: 604 689 3846
Facsimile: 604 689 3847

Web: www.silver-standard.com

Silver Standard Resources Inc.

NEWS RELEASE

April 1, 2002
News Release 02-07

Trading Symbols:
Canadian Venture Exchange: SSO
NASDAQ SmallCap: SSRI

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

SILVER STANDARD TO RAISE UP TO $16.0 MILLION IN PRIVATE PLACEMENT

Vancouver, B.C. -- Silver Standard Resources Inc. reports a private placement of up to 4,000,000 units at a price of $4.00 per unit, subject to Canadian Venture Exchange approval. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of $4.80 into one common share of Silver Standard for a period of two years. Finder's fees of up to 7.0% are payable in units or cash on portions of the private placement. Broker's warrants are also payable on portions of the private placement.

The additional funds will add to Silver Standard's working capital of approximately $5.0 million and will be used for new silver project acquisitions that are accretive to shareholders, and additional drilling at Challacollo in Chile and, subject to results, San Marcial in Mexico.

Silver Standard is a well-financed silver resource company with core projects located in Argentina, Chile, Australia and the United States.

\- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   March 27, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on March 27, 2002.

4. Summary of Material Change

   Silver Standard Resources Inc. closed its acquisition of Black Hawk Mining Inc.'s remaining interest in the Manantial Espejo project in southern Argentina by acquiring all of the shares of Compania Minera Altovalle S.A. and Minera Triton S.A. Altovalle and Minera Triton collectively own the Manantial Espejo silver-gold project. Concurrently, Silver Standard closed an agreement with Pan American Silver Corp. whereby Pan American purchased a 50% direct interest in Manantial Espejo by acquiring half of the shares of Altovalle and Minera Triton.

5. Full Description of Material Changes

   See attached news release 02-05.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 4th day of April, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

March 27, 2002
News Release 02-05

Trading Symbols:
Nasdaq SmallCap: SSRI
CDNX: SSO
Berlin: 858840

SILVER STANDARD ACQUIRES REMAINING INTEREST IN MANANTIAL ESPEJO, SELLS 50% TO PAN AMERICAN SILVER CORP.

Vancouver, British Columbia -- Silver Standard Resources Inc. today closed its acquisition of Black Hawk Mining Inc.'s remaining interest in the Manantial Espejo project in southern Argentina by acquiring all of the shares of Compania Minera Altovalle S.A. and Minera Triton S.A. Altovalle and Minera Triton collectively own the Manantial Espejo silver-gold project. Concurrently, Silver Standard closed an agreement with Pan American Silver Corp. whereby Pan American purchased a 50% direct interest in Manantial Espejo by acquiring half of the shares of Altovalle and Minera Triton.

Pan American's acquisition cost was US$708,750 cash and 231,511 common shares (valued at US$1,250,000) which become free trading after a four-month hold period expires on July 27, 2002. The cash and common shares were paid to Black Hawk. Pan American and Silver Standard also shared equally a US$200,000 expense to eliminate a 1.2% net smelter royalty on the property.

Silver Standard and Pan American have entered into a joint venture agreement and will share equally ongoing exploration costs. Silver Standard will manage the exploration phase and Pan American will manage feasibility and mine construction. In recognition of Silver Standard's historic exploration expenditures, Pan American will contribute the first $3 million toward mine construction once a production decision is made. During mine production, the companies will form a joint venture company for operations and all costs will be shared equally.

A new resource estimate for the property is underway that will include results from a 5,000-meter drilling program completed in late 2001. Prior to this drilling, a resource estimate calculated by Pincock Allen & Holt in early 2001 (Stew Wallis, P.Geo., Qualified Person) defined measured and indicated resources of 4.39 million tonnes grading 264 g/t silver and 4.51 g/t gold, and inferred resources of 1.59 million tonnes grading 259 g/t silver and 3.65 g/t gold.

Silver Standard also reports that Alex C. Ritchie has retired from the company's board of directors. Mr. Ritchie is among Silver Standard's earliest employees, having joined the company in 1949 as a metallurgist at the Silver Standard Mine in British Columbia. He served as the company's president from 1972 to 1984 and has been on the board for 30 years, making constructive contributions to the company's growth.

Silver Standard is well-financed with a current cash position of $5.3 million and is now drilling at its San Marcial property option in Mexico. The company's core silver-dominant projects are located in Australia, Argentina, Chile and the United States.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

   Silver Standard Resources Inc.
   #1180 - 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. Date of Material Change

   March 28, 2002

3. Press Release

   A news release was issued in Vancouver, B.C. on March 28, 2002.

4. Summary of Material Change

   Silver Standard is pleased to report that its recently completed diamond drilling program at the Challacollo project intersected significant mineralization near and below historic workings, indicating significant potential for silver resource expansion. The seven hole, 746-metre program formed part of the company's due diligence in optioning the property from Sociedad Contractual Minera Septentrion (SCMS).

5. Full Description of Material Changes

   See attached news release 02-06.

6. Reliance on Section 85(2) of the Act

   N/A

7. Omitted Information

   NIL

8. Senior Officers

   Names: **R.A. Quartermain, President and Director**
   Linda J. Sue, Corporate Secretary
   Business Tel.: **(604) 689-3846**

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 4th day of April, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

March 28, 2002
News Release 02-06

Trading Symbols:
Nasdaq SmallCap: SSRI
CDNX: SSO

SILVER STANDARD INTERSECTS 10.8 OUNCES OF SILVER PER TON OVER 79 FEET IN CHILE, INCREASES SILVER RESOURCES ABOVE HISTORIC REPORTS

Vancouver, B.C. – Silver Standard is pleased to report that its recently completed diamond drilling program at the Challacollo project intersected significant mineralization near and below historic workings, indicating significant potential for silver resource expansion. The seven hole, 746-metre program formed part of the company's due diligence in optioning the property from Sociedad Contractual Minera Septentrion (SCMS).

The seven holes tested approximately 600 metres of strike length of the Lolon vein that extends on surface for 2,000 metres and is one of four veins encompassed by the 14.5 square mile (37.5 km^2) property. The best assays were reported from CHAG-04 which intersected 10.8 ounces of silver per ton over 79 feet (371 grams of silver per tonne over 24 metres). The following table summarizes results from the program. The silver fire assays were performed by Chemex Labs Ltd.; gold, while present in the mineralization, was not fire assayed.

Drill Hole	From (in metres)	To (in metres)	Interval (in metres)	Silver Grade (g/tonne)	Interval (in feet)	Silver Grade (oz./ton)
CHAG-01	130.0	132.0	2.0	129.0	6.6	3.8
CHAG-02	**118.0**	**148.0**	**30.0**	**154.3**	**98.4**	**4.5**
CHAG-03	**84.0**	**106.0**	**22.0**	**262.7**	**72.2**	**7.7**
CHAG-04	**66.0**	**90.0**	**24.0**	**370.8**	**78.7**	**10.8**
CHAG-05	**26.0**	**36.0**	**10.0**	**177.4**	**32.8**	**5.2**
CHAG-06	31.4	48.9	17.5	68.0	57.4	2.0
CHAG-07	53.0	58.5	5.5	72.0	18.0	2.1

Holes 3 and 4 are close to the northern termination of underground adits while holes 5 through 7 were shallow holes that tested the strike extension of mineralization 200 – 500 metres north of the old workings.

Following completion of the drilling program, Silver Standard undertook an updated independent resource calculation based on extensive sampling of underground workings as well as recent and historic drilling. Tom Henricksen, Ph.D., R.P.Geo., a Qualified Person for the purposes of Canada's National Instrument 43-101, has visited the property and reviewed data provided by Silver Standard for the resource calculation.

The Lolon vein system is now estimated to host 47,164,000 ounces of silver resources, including indicated resources of 10,246,000 ounces of silver. Historic inferred resources were estimated at 2,262,500 short tons grading 9.95 ounces of silver and 0.03 ounces of gold per ton containing 22.5 million ounces of silver and 67,900 ounces of gold.

CHALLACOLLO RESOURCE UPDATE

Category	Tonnes	Silver Grade (in grams per tonne)	Silver Grade (in oz./ton)	Contained Silver (in ounces)
Indicated	1,376,000	231.6	6.8	10,246,000
Inferred	4,705,000	244.2	7.1	36,918.000

The limited amount of drilling both along strike and at depth points to the property's potential for resource expansion.

With the inclusion of Challacollo's silver resources, Silver Standard now owns or has under option a total of 426.7 million ounces of silver resources that includes measured and indicated resources totalling 171.3 million ounces of silver and inferred resources of 255.4 million ounces of silver. In addition, measured and indicated gold resources total 1.1 million ounces and inferred gold resources a further 1.08 million ounces. Silver Standard is currently drilling the San Marcial property in Mexico and drill results will be announced when assays are received.

Silver Standard is well-financed with a current cash position of $5.0 million. The company's core silver-dominant projects are located in Australia, Argentina, Chile and the United States.

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, manager, investor relations at **invest@silverstandard.com** *or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard's SEC Form 20F as amended.*

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F
(Formerly, Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Silver Standard Resources Inc.
   #1180 – 999 West Hastings Street
   Vancouver, B.C. V6C 2W2

2. State whether the issuer is or is not an exchange issuer (i.e., listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   70,922 common shares.

4. Date of the distribution(s) of the security.

   March 26, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   Sections 45(2)(21) and 74(2)(18) of the Act.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

a)

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Total Purchase Price (CDN$)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Kinross Gold USA, Inc. 802 East Winchester Suite 100 Murray, Utah 84107	70,922	$4.23	$300,000	S. 45(2)(21) and 74(2)(18) of the Act

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

   Nil.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of the which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $))	Price Per Share (Canadian $)	Name of Purchaser(s)
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   N/A.

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security,

    N/A.

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 4th day of April, 2002.

SILVER STANDARD RESOURCES INC.
Name of Issuer *(please print)*

Per:

Signature of authorized signatory

Linda J. Sue, Corporate Secretary
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer

Silver Standard Resources Inc.
#1180 - 999 West Hastings Street
Vancouver, B.C. V6C 2W2

2. Date of Material Change

April 1, 2002

3. Press Release

A news release was issued in Vancouver, B.C. on April 1, 2002.

4. Summary of Material Change
Silver Standard Resources Inc. reports a private placement of up to 4,000,000 units at a price of $4.00 per unit, subject to Canadian Venture Exchange approval. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of $4.80 into one common share of Silver Standard for a period of two years. Finder's fees of up to 7.0% are payable in units or cash on portions of the private placement. Broker's warrants are also payable on portions of the private placement.

5. Full Description of Material Changes

See attached news release 02-07.

6. Reliance on Section 85(2) of the Act

N/A

7. Omitted Information

NIL

8. Senior Officers

Names:	**R.A. Quartermain, President and Director**
	Linda J. Sue, Corporate Secretary
Business Tel.:	**(604) 689-3846**

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 5th day of April, 2002

LINDA J. SUE
Linda J. Sue, Corporate Secretary

April 1, 2002
News Release 02-07

Trading Symbols:
Canadian Venture Exchange: SSO
NASDAQ SmallCap: SSRI

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

SILVER STANDARD TO RAISE UP TO $16.0 MILLION IN PRIVATE PLACEMENT

Vancouver, B.C. -- Silver Standard Resources Inc. reports a private placement of up to 4,000,000 units at a price of $4.00 per unit, subject to Canadian Venture Exchange approval. Each unit consists of one common share and one common share purchase warrant. Each warrant is exercisable on payment of $4.80 into one common share of Silver Standard for a period of two years. Finder's fees of up to 7.0% are payable in units or cash on portions of the private placement. Broker's warrants are also payable on portions of the private placement.

The additional funds will add to Silver Standard's working capital of approximately $5.0 million and will be used for new silver project acquisitions that are accretive to shareholders, and additional drilling at Challacollo in Chile and, subject to results, San Marcial in Mexico.

Silver Standard is a well-financed silver resource company with core projects located in Argentina, Chile, Australia and the United States.

- 30 -

For further information, contact:

Robert A. Quartermain, President
Silver Standard Resources Inc.
Vancouver, B.C.
(604) 689-3846

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard's news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Some of the statements contained in the company's news releases may be forward-looking statements such as resource estimates and the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Silver Standard's SEC Form 20F as amended.

Silver Standard Resources Inc.

2001 ANNUAL REPORT

RELATIVE PERFORMANCE OF SILVER STANDARD VS. SILVER AND SELECTED INDICES



SSRI
S&P 500
Nasdaq US
Silver
150%
100%
50%
0%
-50%
-100%
December 29, 2000
January 25, 2002

EXPOSURE TO SELECTED COMMODITIES



Gold 18%
Silver 82%

Based on mineral resources reviewed by Qualified Persons named on page 8.

DISTRIBUTION OF RESOURCE ASSETS



Chile 9%
United States 32%
Argentina 34%
Australia 17%
Canada 8%

Based on mineral resources reviewed by Qualified Persons named on page 8.

For our U.S. shareholders, any reference to "resources" should be read as "mineralized material."

vision

Silver Standard Resources Inc. is one of a few publicly-traded primary silver companies in North America focused on the acquisition and development of advanced silver-dominant projects. The company's core properties in Australia, Argentina, Chile and the United States host significant in-situ resources that have been audited by independent consulting engineers.

At March 31, 2002, Silver Standard owns or has under option measured and indicated silver resources totalling 171 million ounces, plus inferred resources of an additional 275 million ounces.

Highly leveraged to silver (over 14 ounces of silver resources per share), the company's common shares can be considered an unexpiring call option on silver enhanced by focused exploration and low-cost acquisitions.

TO THE SHAREHOLDERS:

It is with pleasure that I report to you in this, our 55th year since incorporation, and another year of growth for Silver Standard. We added over 150 million ounces of silver resources to our asset base since 2000 by acquiring new projects in the silver belts of South America and by expanding resources at current projects through on-site exploration. This growth reflects our objective of further enhancing Silver Standard as the purest leveraged silver company based on metal asset distribution (silver, gold and base metals). Silver Standard already provides shareholders with a leveraged unexpiring call option on silver, one that was strengthened in 2001 through acquisitions and exploration programs with high rates of technical success guided by an experienced and entrepreneurial management team.



***Robert Quartermain**, president, and*
***Ken McNaughton**, vice president, exploration*

Let's review our growth. At Manantial Espejo in southern Argentina, we invested over $2 million on drilling and related costs that continued to encounter impressive results – many assays exceeded 100 ounces of silver per ton over mineable widths. At Karina/Union (one of the three mineralized zones with defined resources at Manantial), we increased measured and indicated silver and gold resources by 25% within 200 metres of surface as a result of work completed in 2000 and 2001. We believe these near-surface results will enhance the economic viability of this project and improve the resource we have outlined to date.

Elsewhere in Argentina, we concluded a deal with Pacific Rim Mining Corp. in which we acquired 100% of the Diablillos silver-gold project that contains inferred resources of 97 million ounces of silver and 815,000 ounces of gold (138 million ounces of silver-equivalent). Our acquisition cost, spread over three years, works out to less than US$0.025 per silver-equivalent resource ounce, and Diablillos complements the silver-dominant property portfolio we are developing.

Argentina, of course, has been in the news through late 2001 and into 2002 due to its economic issues. The Argentine peso was recently devalued to 2.0 pesos for each U.S. dollar. At the writing of this report, some of the uncertainties have dissipated and Argentina – now with a lower cost base – will remain an attractive place for Silver Standard to invest.

That said, we have been prudent in minimizing country exposure at Manantial and welcome Pan American Silver Corp. as our joint venture partner, replacing Black Hawk Mining Inc. which is selling its interest. As of the writing of this report, the transaction is subject to closing. Pan American is a well-known silver producer and its desire to acquire a half interest in the Manantial project, by matching our exploration expenditures to date, speaks to its quality as a new mine candidate when silver prices improve.

With our work commitment at Manantial shared with Pan American Silver, working capital has been freed up to pursue the Challacollo and San Marcial silver-gold projects. In late 2001, we optioned Challacollo in northern Chile and in early 2002, Gold-Ore's San Marcial project in western Mexico. Our initial assessment of both projects was that they could each host a minimum of 20 million ounces, and potentially much more. As a result, we completed extensive sampling in Challacollo's underground workings to verify resource data and drill-tested the property in early 2002 over portions of the largely untested 2,000 metres of strike. We have completed a seven-hole program and assay results are encouraging, including hole 4 which intersected 79 feet grading 10.8 ounces of silver per ton. Surface mapping and underground sampling from Challacollo confirms our initial view that it is a high quality property with good accessibility and wide mineralized zones. With potential for significant expansion of silver resources, Challacollo is now a priority exploration project.

Silver Standard has also staked two silver properties with underground development in northern Chile. Both are located south of Challacollo in a region that has seen little modern exploration for significant silver projects.

Drilling of San Marcial, located east of Mazatlan in Mexico, in geology similar to Corner Bay Silver's project, will conclude in April.

On our wholly-owned Shafter project in Texas, we have just received the water discharge permit. We now hold all nine permits necessary to place the mine into production with higher silver prices. Permitting a modern mining operation in the United States is not an easy undertaking. I wish to express my appreciation to all of those employees and consultants who have worked so diligently over the last few years to ensure that Shafter will meet all federal and state mining and environmental regulations.

To complement the fact that we now have all of the necessary permits, we have taken an option on the 16:1 Mill, an 800 ton-per-day flotation mill at Silver Peak, Nevada previously owned by Sunshine Mining Company. The Shafter property was permitted with the intention of using the 16:1 Mill as the operational equipment for the project. We have a three-year option to purchase the mill for a total of US$350,000, a fraction of the cost of building a new facility. Kappes, Cassidy, a well-recognized engineering firm based in Reno, Nevada, provided engineering advice in the assessment and applicability of the 16:1 Mill to the silver mineralization and proposed operation at Shafter. The acquisition of a low-cost mill is not as exciting as some of our drilling results on other properties in 2001 but it is an example of our consistent and pragmatic approach in investing available capital to prepare our projects for production when the inevitable silver price increase occurs.

In 2001, at the 100%-owned Bowdens silver project in Australia, we continued baseline studies such as monitoring air and water quality, and reported a 10% increase in resources based on recent drilling. This project requires further infill drilling, a program we are planning in the fall of 2002, in order to complete a feasibility study.

The 100%-owned, gold-dominant Sulphurets project in northern British Columbia has climatic and access challenges to its development, making it a high-cost, year-round operation. Since it is not a core asset, we have agreed to accept a cash offer and, subject to receipt of all environmental sign-offs, our plan is to monetize this asset in 2002. The $3.8 million that we expect to receive from this sale will more than offset cash requirements for the purchase prices of Challacollo and San Marcial combined. Consequently, we see the Sulphurets sale as a trade that provides accretive growth at no cost.

Our plans for 2002 include an aggressive drill program at Manantial in Argentina to outline a measured resource as a prelude to a feasibility study. At Bowdens we will continue infill drilling to advance this project's feasibility study. The low Australian dollar relative to the Canadian and US dollars has increased the project's economic attractiveness and it is prudent for us to accelerate our activities while North American currencies are stronger. Results from Challacollo show that this property can host a substantial silver resource and we will continue drilling, as only 700 metres of the Lolon vein's 2,000 metre strike length has been tested. We will follow up drilling results from the San Marcial property. We expect to conclude the sale of Sulphurets and we will continue to work with Kinross Gold Corporation to complete reclamation at the Candelaria Mine in Nevada.

If we are successful in outlining the resources we anticipate at Challacollo and San Marcial through 2002, without further acquisitions, we should have well over 450 million ounces of silver and 1.5 million ounces of gold in measured-indicated-inferred resources to our account. The graph to the right is another measure of growth that shows our success in turning optioned silver resources into shareholder-owned ounces. This is also reflected on our balance sheet where assets have increased 45% from $31 million in December 2000 to $45 million in December 2001.

Assuming we exercise the options to acquire the Challacollo and San Marcial properties, we will then hold direct interests in seven core projects, subject only to underlying royalties. In that event, the company's distribution of gold and silver metals would be 80% silver and 20% gold on seven major projects distributed among favourable geological settings and political jurisdictions. With a strong balance sheet anticipated during 2002, we will continue to look for new opportunities that may currently be uneconomic, yet with an improved silver price can be mined profitably and provide cash flow. To maintain high leverage to silver on a per-share basis, we plan to keep acquisition costs at pennies per resource ounce.

So What About Silver?

CPM Group of New York and the Silver Institute in Washington, D.C., both of which are supported financially by Silver Standard, indicate that the supply/demand deficit for silver in 2001 was 76 million ounces and projected for



SILVER STANDARD'S PROJECT INTERESTS
(in millions of resource ounces)
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
1997
1998
1999
2000
2001
Owned
Optioned

2002 at 97 million ounces. Low prices for copper, lead, zinc and gold have helped to subdue mine production and, as a result, have lowered growth of silver by-product production.

Metal prices are too low to warrant financing of new large-scale mining operations and, as a result, the deficit must be met by continuing dishoarding of undisclosed stockpiles. Since 1991, over 1.5 billion ounces of silver has been provided by unknown stockpiles. With silver trading in the US$4.50 per ounce range, a near all-time low in inflation-adjusted terms, we see a significant price increase as inevitable.

Because of silver's versatility, new uses are growing, ranging from advanced applications in superconductors and other electrical applications to biocides for wood preservation and anti-fouling coatings. Existing markets continue to grow too. Of interest is the fact that silver usage in photography increased in the United States in 2001, showing that whatever inroads digital cameras have made, they remain limited. It is projected that, at least for the next five years, we will see growth in silver usage in the photographic industry. This can only bode well for an ultimate increase in the price through consistent demand and depletion of surface stockpiles.

Financial Strength Grows

In addition to our technical and acquisition successes in 2001, trading of our common shares also performed well on the Nasdaq SmallCap Market and Canadian Venture Exchange. Our share price doubled from US$1.34 in January to US$2.70 at year-end. Growth from new opportunities, successful drilling at Manantial and the firming of silver prices late in the year all contributed to investor interest. During 2001, we traded well over 30 million shares, impressive for a company with 31 million shares outstanding at year-end. This shows growing liquidity, trading an average of 210,000 shares per day by the last quarter.

Through two private placements, the exercise of warrants and stock options, we raised $11.1 million, finishing the year with no debt and $5.5 million in working capital. In 2002, we expect to increase working capital through anticipated financings based on market strength, exercise of warrants and sales of non-core assets, providing us with a strong balance sheet in order to aggressively pursue new acquisitions. We continue to maintain low overheads exclusive of our shareholder and investor relations activities that remain an important part of maintaining contact with our 10,000-plus shareholders in all parts of the world. Our administration costs, less shareholder and investor relations, are currently $700,000 per year, a figure that includes salaries for seven full-time employees. As well as full-time staff, we have an active board of directors, and we are pleased that Catherine McLeod-Seltzer has joined the Board. With many years of executive and financing experience in the resource sector, she is a welcome addition.

Alex Ritchie has decided to retire from the Board this year. Alex joined the company as a metallurgist in 1949 at the Silver Standard Mine in northern British Columbia. He served as president from 1972 to 1984 and has been on our board for 30 years, ending a constructive and loyal 53-year association with the company. On behalf of our shareholders and staff, I wish to thank Alex for his valuable contributions to Silver Standard over these many years.

September 11 is a date that is forever branded in our collective



GROWTH OF PHOTOGRAPHIC SILVER
300.0
250.0
200.0
150.0
100.0
50.0
0.0
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
U.S.
Japan
W. Europe
Others

consciousness. We were all affected by the atrocities of that day. To our many American shareholders and friends, some of whom were directly affected, we offer our thoughts and condolences.

Your trust in us as good stewards of assets is a trust that we take seriously. We work closely with technical experts in all disciplines that affect the company, including our auditors, to ensure our reports, financial statements and notes accurately reflect the company's assets. Our statements are based on Canadian generally accepted accounting principles (GAAP) and include a reconciliation to U.S. GAAP.

On a personal note, I want to say "thank you!" to our supportive shareholders who have provided encouragement and enabled us to grow and prosper and also to those at Silver Standard who work diligently to build a solid silver asset company.

On behalf of the Board,

Robert A. Quartermain
President
March 13, 2002

STRATEGY

Silver Standard embarked on its strategy of acquiring identifiable silver resources in 1993. Our objective is to acquire and inventory quality silver-dominant projects until a rise in silver prices justifies their development. To ensure that the properties we acquired are ultimately developed into producing mines, we developed criteria that have been refined through experience. They are:

- To maximize leverage, the project must be silver-dominant (i.e., the majority of the value of the mineralization must come from silver).
- Gold is the preferred by-product.
- The property should have a minimum drill-defined resource of 20 million ounces of silver.
- It should have reasonable access and nearby labor and infrastructure.
- The project should have a low acquisition cost of less than US$0.05 per ounce.
- It should have low annual carrying costs on a per ounce basis.
- It will have no tailings from historic mining that would expose shareholders to future environmental liabilities or, if there are tailings, they have been reclaimed to North American standards.
- It should have quantifiable liabilities.
- It should have exploration upside.
- It should have preliminary metallurgical testwork completed that indicates reasonable silver recoveries using proven technology.
- Surface rights will be owned or available for purchase.
- It will be located in a jurisdiction that is favorable to mining and has a legal framework that will protect the company's investments.

PORTFOLIO SUMMARY

Project	Bowdens	Candelaria	Shafter	Manantial	Diablillos	Challacollo
Country	Australia	U.S.	U.S.	Argentina	Argentina	Chile
Owned	100%	100%	100%	50% (1)	100%	
Option						100%
Royalties	2% - 1%	None(2)	6.5 - 2.0%(3)	2.7 - 3.0%	None	3-4%
Surface	Owned	Owned	Owned	Option	State Land	State Land
SSR's Silver-Equivalent Ounces						
Measured and Indicated (millions)	60.2	46.6	21.0	36.1		10.2
Inferred (millions)	31.3	84.8	20.2	11.8	137.6	36.9
Annual Holding Cost (in US$/resource oz.)	$0.003	$0.003	$0.005	Option	<$0.001	Option
% Value in Silver	77	100	100	51	68	95
By-products	Zinc/lead	Gold	Zinc	Gold	Gold	Gold
Tailings	None	None	None (4)	None	None	None
Exploration Potential	Excellent	Limited	Good	Excellent	Excellent	Excellent
Scoping/Pre-Feasibility Study	In Progress	Previously Mined	Permitted	Kilborn 1997	Barrick 1998	Previously Mined
Acid Mine Drainage	None	None	None	None	None	None
Development costs to date (US$ millions)	13	15 (5)	30	17	17	8 (5)

(1) Subject to closing. See note 20(c) of the financial statements.

(2) A few claims, not over known orebodies, have minor royalties.

(3) A few surface lots have royalties on specific areas of the ore body.

(4) 1940's tailings owned by Cypress Amax.

(5) Value of drilling and mine infrastructure.

SILVER SUPPLY AND DEMAND

Both CPM Group of New York and Gold Fields Mineral Services on behalf of The Silver Institute in Washington, D.C., continue to project supply deficits in 2002. For 2002, CPM is forecasting a 96.9 million-ounce deficit, a 27.8% increase from the 75.8 million-ounce deficit in 2001. Since 1990, the first year in which demand exceeded supply, to the end of 2002, over 1.57 billion ounces will have been consumed from reported and undisclosed inventories.

Mine production in 2001 was approximately 502.0 million ounces, up 13.6 million ounces compared to 2000, due primarily to increased output at silver mines in Mexico and base metal mines in Peru and Australia. Production fell sharply in the United States. Most silver is a by-product of gold, copper, and lead/zinc mines, with primary silver production accounting for only approximately 20% of total mine production, or 100 million ounces. The fact that primary silver mining represents such a small proportion of total mine supply means that when the inevitable silver price increase occurs, only a fraction of production capacity will be available to meet immediate needs. Mine production in 2002 is expected to decrease slightly to 501.4 million ounces.

Secondary supply was 201.7 million ounces from photographic recycling and melting of silver coinage and jewelry. This is not significantly different than 2000 levels or expectations for 2002.

Silver use declined in total in 2001, as the effects of recessionary business conditions reduced manufacturing output. Silver use was basically flat in jewelry and silverware, much of which is purchased in the developing nations of Southeast Asia. Demand fell in photography, electronics, and other industrial applications. Use in photography decreased 5.9 million ounces to 277.3 million ounces in 2001. Overall demand fell 41.1 million ounces in 2001 to 804.5 million ounces, reflecting reduced silver usage in photography, electronics and batteries (-10.1 million ounces) and other uses (-25.5 million ounces).

In 2001, Silver Standard shareholders focused on two issues related to the silver market: silver supplies from China and the impact of digital photography in the years ahead. Some observers have believed that lower silver prices over the last year reflected increased bullion sales from the government of the People's Republic of China. In anticipation of joining the World Trade Organization, China started in 1999 to overhaul its metals industry.

SILVER SUPPLY - 2002 (p)
(in millions of ounces)



Mine Production	501
Scrap and Coin Melt	202
Government Disposals	22
Exports from Transitional Economies	12
Total Supply	**737**

SILVER DEMAND - 2002 (p)
(in millions of ounces)



Photography	295
Jewelry and Silverware	270
Electronics and Batteries	107
Other Uses	162
Total Demand	**834**

SILVER SURPLUS AND DEFICIT
(in millions of ounces)



250
200
150
100
50
0
-50
-100
-150
-200
-250
1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 (p)

Source: CPM Group

CUMULATIVE REDUCTION OF SILVER STOCKPILES
(in millions of ounces)



1500
1000
500
0
1.0
41.4
85.9
233.8
400.9
561.9
752.6
955.4
1135.4
1267.5
1380.5
1462.2
1564.2
90 91 92 93 94 95 96 97 98 99 00 01 02(p)

This liberalization has led to greater use of Chinese smelting and refining capacity by mining companies and scrap recyclers, resulting in exports of an estimated 22 million ounces of silver in 2001. Rather than *representing sales of reserves by the* government, CPM has identified that increased exports are directly related to increased imports of base metal concentrates for processing. In short, China has joined other refiners in a very competitive world market. Additionally, silver formerly used within China in photographic products has been displaced by imported silver contained in silver nitrates; the displaced silver, much of which is not good-delivery grade and derived from scrap, also has been exported, primarily to India, where jewelers will re-use such metal without intermediate refining.

One of the major markets for silver continues to be photography. In early 2002, Photofinishing News published its projections for camera sales through 2005 and these demonstrate continued growth for all types of cameras that use silver-based papers for image production. Of particular note is that by 2005, digital cameras will comprise less than 7% of all cameras worldwide. Single lens reflex (SLRs) and APS cameras will continue to dominate camera sales with over 60% of the market in 2005. See the attached graphs for information on important trends – particularly the growth of disposable cameras that already comprise a substantial portion *of new camera sales.*

Outlook

With preliminary indications of resumed economic growth in 2002 led by the United States, CPM is expecting that demand for silver will increase 3.7% or 30 million ounces to 834.3 million ounces, the second highest year on record after 2000. *Almost one third of this increase will* come from photography. With limited growth of both primary and secondary supply, the supply deficit is expected to grow by 27.8% and increase pressure on remaining surface stockpiles as well as silver prices.

There are numerous applications for silver in industrial uses and, with continued research, these applications continue to grow. For an authoritative discussion, shareholders who wish further details should contact Investor Relations. Silver Standard will have a limited number of CPM Group's Silver Survey 2002 available at no charge in early May. Please contact Paul LaFontaine toll-free at 888-338-0046 for your copy of this useful reference book.

DEMAND FOR SILVER
(in millions of ounces)



1000.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002(p)
Photograpy
Jewelry
Electronics
Other uses
Other Countries
Net Imports into Transitional Economics
Coinage

WORLDWIDE CAMERA SALES
(in millions of units)



700
600
500
400
300
200
100
0
2000 2001 2002(p) 2003(p) 2004(p) 2005(p)
SLR & APS
Digital
Disposable
Instant

Source: Photofinishing News

WORLDWIDE CAMERA POPULATION
(in millions of units)



2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2,076
1,619
2001
2005 (p)
SLR & APS
Digital
Disposable
Instant

Source: Photofinishing News

REAL SILVER PRICES: 1900 – 2001
Basis 2001



US $/Ounce
$60
$50
$40
$30
$20
$10
$0
Real silver prices were lower than the 2001 average level of $4.40 during only one other period in history: Between 1930 and 1932, real silver prices in 2001 dollars averaged $4.37, $3.72, and $3.98, respectively.
1900 1910 1920 1930 1940 1950 1960 1970 1980 1990 2000

Source: CPM Group

RESOURCES/MINERALIZED MATERIAL

Finding silver metal and quantifying its extent in the ground is a challenge, yet geologists and mining engineers have developed techniques of sampling and drilling to indicate the extent and grade of in-ground mineralization. Although no company knows exactly what is in the ground until it is mined, geoscientists can make projections within a few percent of the actual in-ground ore based on physical and scientific data. The Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy, the Australian Institute of Mining and Metallurgy and other professional bodies have developed standard nomenclature so that silver resources located anywhere in the world can be described and compared with a level of certainty.

Silver Standard employs two professional geoscientists and a geological engineer and has three professional engineers on its board of directors. To ensure transparency and provide independent third party verification, Silver Standard in 2001 arranged an independent audit of its projects pursuant to Canada's National Instrument 43-101 which deals with the classification of drill-defined resources and mineralized material.

Pincock Allen & Holt (PAH), consulting engineers, were retained at considerable expense to review our project resources and to ensure Silver Standard's compliance with National Instrument 43-101. PAH's review confirmed the company's earlier disclosure and revised specific project resource calculations to ensure consistency. In addition to PAH, Silver Standard has utilized the work of Mineral Development Associates of Reno, Nevada, with respect to inferred resource calculations at Diablillos in Argentina and Mr. Tom Henricksen, independent geologist, has undertaken a resource review for the Challacollo project in Chile.

Since Silver Standard is publicly traded on the Canadian Venture Exchange in Canada and Nasdaq SmallCap Market in the United States, we operate under the jurisdictions of the British Columbia Securities Commission in Canada and the Securities and Exchange Commission (SEC) in Washington, D.C. We file annual information forms (AIFs) and SEC Form 20-F's and Form 6-K's, quarterly reports and our annual report to shareholders all of which contain more detailed information on the company and its assets.

RESOURCES/MINERALIZED MATERIAL* (Ag=Silver, Au=Gold)

Property	Resource Category	Tons millions	Ag		Au		Ag oz millions	Au oz millions	AgEq oz** millions	SSR % interest	SSR Ag oz millions	SSR AgEq oz** millions
			g/t	oz/ton	g/t	oz/ton						
Manantial	Measured and Indicated	4.840	263.8	7.69	4.51	0.13	37.2	0.636	72.3	50%	18.6	36.1
	Inferred	1.757	258.5	7.54	3.65	0.11	13.2	0.187	23.5	50%	6.6	11.8
Bowdens	Measured and Indicated	39.79	51.8	1.51			60.2		60.2	100%	60.2	60.2
	Inferred	25.24	42.4	1.24			31.3		31.3	100%	31.3	31.3
Diablillos	Measured and Indicated											
	Inferred	46.27	69.5	2.03	1.02	0.03	96.8	0.82	137.6	100%	96.8	137.6
Shafter	Measured and Indicated	2.085	363.4	10.60			21.0		21.0	100%	21.0	21.0
	Inferred	1.572	439.9	12.83			20.2		20.2	100%	20.2	20.2
Candelaria	Measured and Indicated	13.623	110.7	3.23	0.003		44.1	0.04	46.6	100%	44.1	46.6
	Inferred ***	55.681	51.1	1.49	0.002		82.8		84.8	100%	82.8	84.8
Challacollo	Indicated	1.517	231.6	6.76			10.2		10.2	Option 100%	10.2	10.2
	Inferred	5.186	244.2	7.12			36.9		36.9		36.9	36.9
Sulphurets	Measured and Indicated	1.136	517.7	15.1	12.72	0.37	17.2	0.42	40.3	100%	17.2	40.3
	Inferred	0.151	171.4	5.0	18.58	0.54	0.8	0.08	5.2	100%	0.8	5.2
Total Measured and Indicated Resources							189.9	1.10	250.6		171.3	214.4
Total Inferred Resources							281.9	1.08	339.5		275.4	327.8

This table conforms to National Instrument 43-101 and Companion Policy 43-101CP with resource categories conforming to definitions adopted on August 20, 2000 by the Canadian Institute of Mining, Metallurgy and Petroleum.

Resources tabulated here were prepared by independent Qualified Persons C. Stewart Wallis, P. G.,P.Geo., Mark G. Stevens, P.G., John W. Rozelle, P.G. and Robert T. McKnight, P. Eng. - all with Pincock Allen & Holt. Qualified Persons for the following projects are: Diablillos, Steve Ristorcelli, R.P.Geo., and Peter Ronning, P.Eng., of Mine Development Associates, Reno, Nevada; Challacollo, Tom Henricksen, Ph.D., R.P.Geo.

** AgEq (silver-equivalent) is for precious metals only.

Manantial Maria and Karina veins, 165 g/t AgEq cut-off
Concepcion Vein: 3 g/t AuEq cut-off

Bowdens 40 g/t AgEq cut-off (AgEq=88%Ag+92%Pb/321+65%Zn/169)

Diablillos Au content is contained within 27.42 million tons.

Shafter 5.0 oz./ton Ag cut-off

Sulphurets 0.20 oz./ton Au cut-off, 55:1 Ag:Au ratio

Candelaria Various cut-offs for five separate resources, Au values have been estimated only for two of these areas.

***Inferred resources included 13.02 million tonnes grading 0.07 g/t Au, and 75.8 g/t Ag. AgEq in inferred resources includes this resource at a 57.8:1 Ag:Au ratio.

assets



Shafter Project,
Texas, United States
Sulphurets,
British Columbia, Canada
Candelaria,
Nevada, United States
San Marcial,
Mexico
El Asiento,
Bolivia
Challacollo,
Chile
Diablillos
Argentina
Manantial Espejo,
Argentina
Bowdens,
New South Wales,
Australia



A group of investors on site in January 2001. Ian Pringle (l) coordinates project activities.



Drilling continues to increase resources at the Bowdens project.



Core from Bowdens. The darker areas are mineralization.

BOWDENS PROJECT NEW SOUTH WALES, AUSTRALIA

The Bowdens silver project, owned 100% by Silver Standard, is ranked among the larger undeveloped silver-dominant projects in the world. Bowdens is expected to produce 4.5 million ounces of silver annually (plus lead and zinc credits) when this planned open pit mining operation commences production. In 2001, the company continued infill drilling and land acquisition for planned mining facilities, and reported an increase of 25% in measured and indicated silver resources.

Location – The Bowdens project is located approximately 200 kilometres (125 miles) northwest of Sydney, Australia. Consisting of an exploration license totalling 379 km^2 (147 square miles), the project is easily accessible and close to power and operating open pit mines.

2001 Work – The company completed two reverse circulation drill programs totalling 2,711 metres in 19 holes in 2001 with infill drilling and exploratory drilling in the western half of the deposit. The exploration drilling indicates mineralization continues to the west and northwest. Of special note were holes BGR-171 which intersected 331 feet averaging 2.9 ounces of silver per ton (101 metres of 101 grams of silver per tonne) and BGR-166 with 138 feet of 1.2 ounces of silver per ton (42 metres of 43 grams of silver per tonne). Based on drilling completed in 2000 and 2001, Silver Standard updated the resource calculation at Bowdens.

The table on the opposite page, based on a cut-off of 50 grams of silver-equivalent per tonne, has been audited by Pincock Allen & Holt and is current as of November 2001.

Metallurgy studies of various processing options determined that SAG milling, followed by a conventional flotation circuit, will provide optimum recoveries. The preferred flow sheet produces a high-grade silver-lead concentrate and a zinc concentrate. Recoveries are expected to be 82% for silver, 83% for lead and 65% for zinc from an open pit operation with a 1.7:1 strip ratio.

Project Economics – The feasibility study of the project is being advanced at a slower pace awaiting improved silver prices. The company is examining the economics of mining two million tonnes of ore annually, producing 4.5 million ounces of silver, 4,750 tonnes of lead, and 4,500 tonnes of zinc. Low silver prices adversely affect the current economics of this silver-dominant deposit.

2002 Work – Subject to additional financing, Silver Standard will advance the feasibility study by completing additional infill drilling and collecting composite bulk samples for final metallurgical tests. On completion of the study, Silver Standard may alternatively seek financing to construct this new mining operation or a joint venture partner to fund the project into production.

BOWDENS

Category	Tonnes	Silver Grade (grams per tonne)	Silver (in million of oz.)	Lead (in %)	Zinc (in %)
Measured and Indicated	36,100,000	51.8	60.2	0.24	0.32
Inferred	22,900,000	42.4	31.3	0.20	0.30




SECTION 10400N
LEGEND
RYLSTONE VOLCANICS (EARLY PERMIAN)
Rhyolite Breccia
Ignimbrite
Crystal Lithic Tuff
Mineralized Zone
Major Fault
68.0 Ag g/t
6m Width (metres)
0 25 50 75 100
metres


BOWDENS DEPOSIT
BUNDARRA NORTH ZONE
MAIN ZONE NORTH
SECTION 10400N
MAIN ZONE SOUTH
BUNDARRA SOUTH ZONE
LEGEND
Mineral Intersection >40 gpt Ag (inclined)
Mineral Intersection >100 gpt Ag (inclined) >10m
Mineral Intersection >40 gpt Ag (vertical)
Mineral Intersection >100 gpt Ag (vertical) >10m
0 50 100 200
metres



Reclaimed leach pad 1.



One of the two large open pits at Candelaria to be expanded when silver prices warrant.



Due diligence drilling by Silver Standard in the Diablo Zone.

CANDELARIA MINE NEVADA, U.S.A.

In October 2001, Silver Standard closed its option to acquire a 100% interest in this former U.S. silver producer from Kinross Gold Corporation at a cost of less than US$0.02 per measured, indicated and inferred resource ounce of silver. Extensions of mineralization below the two open pits, ore on two heap leach pads and low-grade stockpiles contain significant silver resources.

Background – Located in west central Nevada about 55 miles south of Hawthorne, the Candelaria Mine has been an intermittent producer since 1864 with total production of 68 million ounces of silver. Kinross acquired the property in 1994 through a merger and mined the Northern Belle open pit until decommissioning of the mine began in early 1998. Reclamation of the site is well advanced and will be the financial responsibility of Kinross through early 2002.

Mineralization – The orebodies are variably oxidized, associated within an east-trending stockwork vein system within the Candelaria Shear which is generally parallel to the bedding of the host Candelaria Formation. The main orebodies vary from 80 to 120 feet (24 to 37 metres) in thickness. Fifty percent of the contained silver occurs in oxidized material and is partially recoverable using heap leaching. However, much higher recoveries can be achieved with the completion of a mill.

Operations – Silver Standard is arranging required reclamation bonding and transfer of all operating and environmental permits to the company's subsidiary, Candelaria Mining Company. Silver Standard has undertaken metallurgical and engineering scoping studies to assess the capital costs and minimum silver prices for production. Much higher silver recoveries can be generated with completion of a conventional mill whose economics become increasingly attractive with higher silver prices. The company has placed the property on a care-and-maintenance basis until silver prices improve.

CANDELARIA						
Category	Tons	Silver Grade (in oz. per ton)	Gold Grade (in oz. per ton)	Silver (in millions of oz)	Gold (in millions of oz.)	Silver Equivalent (in millions of oz.)
Measured and Indicated	13,623,000	3.23	0.003	44.1	0.04	46.6
Inferred	55,681,000	1.49	0.002	82.8	0.01	84.8



CANDELARIA MINE SITE PLAN


WASTE DUMP
Leach Ponds
Leach Ponds
LEACH PAD 2
NORTHERN BELLE PIT
DIABLO PIT
Low Grade Stockpile
Low Grade Stockpile
Area Permitted for Disturbance
Section 1100E
WASTE DUMP

DIABLO ZONE SECTION 1100E


Silver Standard Drill Hole
Fault
Permian Diablo Grit
5/80



A close view of the Oculto breccia which hosts silver and gold mineralization.



The Oculto deposit, drilled primarily by Barrick.



The Jasperoid zone, one of a number that are prospective for gold and silver.

DIABLILLOS PROJECT, SALTA PROVINCE, ARGENTINA

The 100%-owned Diablillos silver-gold project is among the largest undeveloped, bulk tonnage primary silver deposits in South America. Well over US$17 million has been spent on exploration and property payments on behalf of former owners. Primarily because of its remote location, Diablillos will be among the later projects to be developed by Silver Standard as silver prices increase.

Location – The Diablillos silver-gold project is located on the Puna Plateau in the province of Salta in northwestern Argentina near its border with Chile. The property consists of seven concessions totalling 13.9 square miles (3,600 hectares). Diablillos is accessible by road.

Geology – The silver-dominant mineralization at Diablillos is hosted by a high sulphidation epithermal system in andesitic volcanic rocks. The mineralization is largely confined between two northeast-striking faults approximately 1,300 feet (400 metres) apart. Hydrothermal alteration is extensive in the vicinity and indicates potential for higher grade precious metals mineralization to the west of presently defined resources.

Mineralogy and Metallurgy – Silver mineralization in the Oculto deposit occurs as native silver, chloragerite and matildite. Because mineralization is both oxide and sulphide, recoveries in heap leach tests were sufficiently low to recommend milling as the optimal method of recovery.

Work to Date – Much of the recent work on the Oculto epithermal silver-gold deposit at Diablillos was completed by Barrick Gold Corporation. The Oculto deposit is defined by 17 diamond drill holes totalling 3,010 metres and 79 reverse circulation holes totalling 19,114 metres. Barrick drilled altogether 24 diamond drill holes and 150 reverse circulation holes. Mine Development Associates (MDA) of Reno, Nevada, estimates the Oculto deposit to contain an inferred resource of 96.8 million ounces of silver and 815,000 ounces of gold, or 137.6 million ounces of silver-equivalent using a standard 55:1 gold to silver ratio. This block model estimate was calculated by Mr. Steve Ristorcelli, R.P. Geo., of MDA who is an independent Qualified Person (QP) under the terms of Canada's National Instrument 43-101.

Acquisition Agreement – The project was acquired from Pacific Rim Mining Corp. of Vancouver, B.C. Under the terms of the agreement, Silver Standard will pay Pacific Rim a total of US$3.4 million for Diablillos or less than US$0.025 per resource ounce of silver-equivalent. Silver Standard has paid US$1.5 million in cash to December 31, 2001 and in February 2002 issued 383,025 common shares at a value of US$1.0 million. The remaining consideration of US$900,000 must be paid by June 30, 2003 in cash or common shares, at Silver Standard's election.

2002 Work– Since Diablillos will require higher silver prices to warrant production, it will be held on a care-and-maintenance basis. The company may explore some of the higher grade silver and gold zones which remain open.

DIABLILLOS						
Category	Tonnes	Silver Grade (in grams per tonne)	Gold Grade (in grams per tonne)	Silver (in millions of oz)	Gold (in millions of oz.)	Silver Equivalent (in millions of oz.)
Inferred	41,979,000	69.5	–	96.8	0.82	137.6
including	24,880,000		1.02			




DIABLILLOS PROPERTY MAP


LONGITUDINAL SECTION
SECTION LOOKING NE



Drilling in late 2000 at Union/Karina detailed significant new high-grade mineralization illustrated in the section on page 17.



In early 2002, large trenches were cut to test surface grade and examine structure.



Reconnaissance work has identified a number of new areas that require trenching and drilling.

MANANTIAL ESPEJO PROJECT, SANTA CRUZ PROVINCE, ARGENTINA

This advanced high-grade silver-gold project is situated in the province of Santa Cruz in southern Argentina and consists of 17 separate properties covering 262.7 km² (101.4 square miles) at Dec. 31, 2001, accessible by a good all-weather gravel road.

Ownership – In August of 2001, Silver Standard closed an agreement with Barrick Gold Corporation to purchase its 20% direct interest in Manantial Espejo by issuing 400,000 common shares to Barrick. In September 2001, the company transferred half of the 20% interest and $125,000 to Black Hawk Mining Inc. in exchange for a 40% direct interest in the Sulpherets property. In early 2002, Silver Standard entered into an agreement to purchase Black Hawk's interest in the project and sell a 50% project interest to Pan American Silver Corp. The consideration is US$2.0 million in cash or common shares of Pan American. Subject to underlying royalties and closing, Silver Standard will hold a 50% interest in the project and share expenditures equally with Pan American effective January 1, 2002. Pan American has also agreed to pay the first US$3.0 million toward mine construction costs.

2001 Program – In August, the company reported an increase of 10% in measured and indicated resources at Manantal Espejo based on drilling completed in 2000.

Work during 2001 included an 88-hole reverse circulation diamond drilling program totalling 5,060 meters, which focused primarily on Veta Maria and Karina/Union. Drilling of Veta Maria and Karina/Union included over 20 intersections that exceeded 35 ounces of silver-equivalent per ton (1,000 grams of silver-equivalent per tonne).

Much of the drilling at Veta Maria was infill drilling on 25-metre centers in order to increase resources in the measured and indicated categories. Holes T-255 and T-257 were particularly significant. T-255, drilled at the southeastern end of the presently defined mineralization, intersected 9.5 feet of 32.9 ounces of silver per ton and 0.04 ounces of gold per ton (2.9 metres of 1,127 grams of silver per tonne and 1.3 grams of gold per tonne).

T-257, located 2,460 feet (750 metres) to the northwest of T-255, had unusually strong gold values. This near-surface hole intersected 10.8 feet of 12.3 ounces of silver per ton and 2.3 ounces of gold per ton (3.3 metres of 421 grams of silver per tonne and 80.5 grams of gold per tonne). Both holes illustrate the potential for extending Veta Maria beyond its presently defined strike length.

Within a thick interval of mineralization, Hole T-264 intersected 132 ounces of silver per ton and 2.2 ounces of gold per ton over 1.6 feet (4,524.1 grams of silver per tonne and 73.8 grams of gold per tonne over 0.5 metres). Veta Melissa is of particular interest because it may represent the faulted-off continuation of Veta Maria which hosts most of the currently defined resources. An updated resource calculation that includes the 2001 program results is under way.

2002 Work – Early in the year, the company plans to trench a number of recently discovered vein systems to define further exploration targets. A diamond drilling program, whose results will form part of a feasibility study, is planned for the fall of this year.

MANANTIAL ESPEJO						
Category	Tonnes	Silver Grade (in oz. per ton)	Gold Grade (in oz. per ton)	Silver (in millions of oz)	Gold (in millions of oz.)	Silver Equivalent* (in millions of oz.)
Measured and Indicated	4,390,803	7.7	0.13	37.2	0.636	72.3
Inferred	1,593,713	7.5	0.11	13.2	0.187	23.5

* Silver Standard's interest is 50% after closing of the Black Hawk and Pan American agreements.



PROJECT OVERVIEW


Yamana Resources Inc.
CONCEPCION VEIN
UNION/KARINA VEIN
Candelaria Vein
andelaria
xtension
MARIA VEIN
Caldera
Zone
9K Vein
Veta Marta

UNION/KARINA VEIN SECTION


T-176
138.0/0.30
18.0m
T-177
282.7/2.21
24.2m
T-176
354.0/2.57
5.1m
T-177
276.6/0.94
24.7m
T-176
427.5/2.34
37.5m
T-175
308.7/4.51
6.0m
228.4/1.21
11.8m
320m
T-096
299.7/2.89
20.0m
529.3/3.97
4.6m
T-124
186.0/2.57
16.2m
T-178
444.3/4.92
18.6m
T-094
563.5/8.50
21.0m


Silver Standard held an open house for regional residents to increase awareness of the Shafter development plan.


The headframe, hoist and underground facilities built by Gold Fields are in excellent condition.


The 16:1 Mill at Silver Peak, Nevada, before dismantling.

SHAFTER PROJECT, TEXAS, USA

The Shafter area has been mined for silver since the 1880's and hosted the largest silver deposit in Texas. A total of 35 million ounces was mined from the Shafter deposit between 1883 and 1942 and a similar resource remains at depth. Permitting was completed in 2001 and the project awaits higher silver prices before a final feasibility study is completed. The project is 100%-owned through the company's wholly-owned subsidiary Rio Grande Mining Company.

Location – The Shafter property is located in Presidio County in southwest Texas, 20 miles north of the Mexican border and 40 miles south of the city of Marfa. The property is traversed by a major road and power lines and the town of Shafter has 30 - 40 inhabitants.

Background – John Spencer discovered silver in the area in 1882 and Colonel Shafter convinced a mining colleague to develop the deposit. From 1883 to 1942, the mine produced 35 million ounces from 2.3 million tons of material. From 1978 to 1981, Gold Fields Mining Corporation drilled the down-dip extension of the ore body to outline a further 2 million tons of mineralized material. Gold Fields spent approximately US$20 million in sinking a 1,000-foot shaft and driving almost one mile of underground development. All facilities have been well-maintained.

Mineralization – Silver at Shafter occurs as oxides in argentite, and galena and ceragyrite. The mineralization is within shoots and lens in the karst structures of Permian limestone. In addition to the silver mineralization, there are zinc and copper occurrences further to the west that have exploration potential.

Permitting – Gault Group Inc. has been assisting Silver Standard in permitting the Shafter project for production. Silver Standard now holds all nine permits required for production at Shafter.

Local Impact – The Shafter Mine has not operated since 1942 and opening of the mine will add jobs to Presidio and adjacent counties. Tourism and the arts community have been developing in the region and the company's view is that a new mining operation should complement existing industries and the social fabric of the region.

16:1 Mill – In September 2001, the company took an option on the 16:1 Mill in Nevada. The mill was used as the proposed ore processing facility in permitting and it now sits dismantled in Nevada awaiting higher silver prices and transportation to Shafter. It will greatly reduce capital costs and silver price needed for production.

SHAFTER			
Category	**Tons**	**Silver Grade (oz. per ton)**	**Silver (in millions of oz.)**
Measured and Indicated	2,085,000	10.60	21.0
Inferred	1,572,000	12.83	20.2



COMPILATION MAP


Leased to Rio Grande
State Land
Existing Underground Workings
Town of Shafter
N

SECTION DETAIL


LEGEND



Impressive underground workings date from the late 1800s.



High-grade silver breccia from 2002 drilling.



The silver breccia zone, located between the two cuts, is mineralized and bulk mineable.

CHALLACOLLO PROJECT, REGION OF TARAPACA , CHILE

The Challacollo silver project is located in a silver region in northern Chile that has received little attention by mining companies. Challacollo has the potential to host a substantially larger silver resource than currently defined and to be developed into a high-grade underground mining operation given reasonable silver prices.

Location – The Challacollo project is located in northern Chile, 130 kilometres southeast of Iquique and 15 kilometres east of the Pan American Highway at an elevation of 4,900 feet (1,500 meters) above sea level. The 14.5 mile^2 (37.5 km^2) property is situated close to main roads and power.

Geology – The Challacollo deposit consists of four main north-south trending veins. The principal vein, Lolon, is 2,000 metres in length and has been prospected and developed along just 700 metres. Mineralization is hosted in a dominant quartz-rich zone that averages up to 13 metres in width and crosscuts rhyolites, dacites and andesites. During the 1990's, 22 holes, along with significant underground sampling, were undertaken by various exploration groups.

Based solely on work on the Lolon vein, an historic geologic resource was calculated by a previous owner. With additional drilling, systematic sampling and further exploration, Silver Standard believes there is potential to substantially increase the historic resource.

Acquisition Agreement – Under the terms of the letter agreement, Silver Standard has agreed to purchase a 100% interest in the property from Sociedad Contractual Minera Septentrion (SCMS) of Santiago, Chile. The total consideration is US$1.5 million in staged cash payments over two years. The property is subject to an existing 2% royalty as well as a 2% royalty to the property vendors that can be purchased for US$1.5 million at any time. The purchase price includes a finder's fee of up to five per cent.

Work in 2001 - 2002 – Silver Standard's crew resampled the underground workings at 25-metre (82-foot) intervals and collected over 1,000 samples as part of its due diligence to confirm the historically quoted resources. The company also drilled seven core holes to follow-up previous drill intersections. One of the company's holes intersected 10.8 ounces of silver per ton over 79 feet (370 grams of silver per tonne over 24 metres) and indicates the significant potential of the project. The company expects to commence a second phase drill program this year to define new resources.

CHALLACOLLO			
Category	Tons	Silver Grade (oz. per ton)	Silver (in millions of oz.)
Indicated	1,517,061	6.8	10.2
Inferred	5,185,836	7.1	36.9



CHALLACOLLO VEINS & DRILL HOLE LOCATIONS



CHALLACOLLO MINING CONCESSIONS


Gladys 1
Humberto
Palermo
Lolon
Gladys 4
San Francisco

San Marcial, Mexico



In early 2002, Silver Standard entered into an option agreement with Gold-Ore Resources Ltd. of Vancouver, B.C., to earn up to a 100% interest in Gold Ore's option of the San Marcial silver project in Sinaloa State, Mexico. The 4.8 square mile (1,250 hectare) property is located 56 miles (90 kilometres) due east of Mazatlan in west central Mexico.

The San Marcial project is situated in the Sierra Madre mountains in geology similar to the host rocks of Luismin's Tayoltita mine and Corner Bay Silver's Los Alamos project, both of which host significant silver-dominant resources.

Based on limited work to date, a number of bulk mineable silver targets have been identified at San Marcial. The most advanced of these targets is the San Marcial SE and NW zone which extends for 450 metres along strike and is open in both directions and at depth.

Silver Standard's objective in optioning the San Marcial property is to define a significant bulk mineable inferred silver resource in excess of 20 million ounces. A nine-hole drilling program totalling up to 1,200 metres commenced in March 2002 and exercise of the option is contingent on the results of this program.

Under the terms of the Gold Ore agreement, Silver Standard can exercise its option to earn a 50% interest through cash payments totalling US$29,000 and exploration expenditures of at least US$175,000 by April 30, 2002. Silver Standard may then earn up to a 100% interest in Gold Ore's option by either issuing 200,000 common shares of Silver Standard with a value of at least US$350,000 or paying to Gold Ore US$350,000 in cash and common shares of Silver Standard. Either method of payment is at Silver Standard's sole election.

To exercise Gold Ore's option and earn a 100% interest in San Marcial pursuant to an underlying agreement, Silver Standard will make cash payments to the property vendor totalling US$462,500 and incur US$400,000 in further exploration expenditures by February 4, 2004. Silver Standard also agrees to pay US$100,000 on commencement of commercial production to International American Resources Inc. and a 3% net smelter royalty to the property vendor. Each 1% of the royalty can be acquired on payment of US$600,000.

Capitalizing on Gold Opportunities

Many of Silver Standard's projects contain gold mineralization and we annually review a number of gold project opportunities that are outside the company's silver mandate. To ensure we can capitalize on these opportunities, the company in early 2002 subscribed to a private placement in Vista Gold Corp., a company focused on gold projects, and agreed to bring such projects to Vista's attention. This alliance allows us to flow gold projects to Vista and they the same for silver projects to Silver Standard.

Northern Chile



Northern Chile historically has been a significant silver producing area and there are numerous mineralized properties in the region that have not received any recent exploration attention. As a result of a recently completed regional reconnaissance program, the company staked two new properties, Cachinal and Juncal, both of which have historic workings indicating past production. In 2002, Silver Standard plans to conduct more detailed exploration programs to assess each's potential to host a minimum of 20 million ounces of silver resources.

These new properties are in a region of the Andes where several of Silver Standard's properties are located: Challacollo in Chile, Diablillos in Argentina and the much smaller El Asiento project in Bolivia.

British Columbia Property Portfolio



In British Columbia, the company has 30 different mineral properties that have been acquired over 50 years and host a variety of minerals. These include copper-gold porphyries in the Stikine River district in northern British Columbia, silica prospects in central British Columbia of sufficient quantity and quality for the production of silicon metal, and rare earth showings in the Yukon Territory. These properties are not core projects and, as metal and commodity prices improve, Silver Standard will move to monetize its various interests.

Environment

Mining and processing, and to a lesser extent – exploration, create physical change within the geography in and around an ore body. This physical change may have attendant geochemical consequences. With current technologies, most of the attendant physical and geochemical issues can be managed to result in minimal environmental impact.

By deliberately selecting properties that have reduced environmental impact, Silver Standard can limit future liabilities and quantify any environmental issues that may impact on the company's balance sheet. The Bowdens property has minimal sulphide mineralization so we expect that acid drainage issues from a mining operation should be minimal. Candelaria is largely an oxide deposit and no sulphides are currently exposed in the open pits. There are no tailings at Candelaria. The Shafter property contains oxide mineralization in limestone that is a natural buffer. The AMAX tailings on the property are the responsibility of Cypress AMAX. *Manantial and Diablillos in Argentina* are recently discovered deposits low in sulphides and consequently host no tailings from historic mining. Both the Challacollo project in Chile and the San Marcial property in Mexico have minimal sulphides.

We continue to undertake reclamation work at the Silver Standard and Duthie mines in British Columbia. The Silver Standard mine was shut down in 1958 and it requires remedial work to conform to current regulations. At the Duthie mine, we have expended considerable sums stabilizing its tailings which we hope to complete in 2002.



By deliberately selecting properties that have reduced environmental impact, Silver Standard can limit future liabilities and quantify any environmental issues that may impact on the company's balance sheet.

SURFACE RIGHTS

With projects in Argentina, Australia, Canada, the United States, Chile, Mexico and Bolivia, the company must ensure that it owns all of the mineral rights, purchase where possible any royalties to the mineral rights, and acquire surface rights. At Bowdens in Australia, we own farms that cover the mineralization and planned tailings and mill facilities. In Argentina, we have optioned two ranches totalling 69,000 acres that cover known mineralization. At the Shafter property in Texas, except for a narrow strip of state land with royalties, we own or have leases on the surface rights over the Shafter mineralization. At the Candelaria Mine in Nevada, we own the resource outright except for two minor royalties and, to the extent possible, we have plans to acquire surface rights over time for the Diablillos, Challacollo and San Marcial properties.


BOWDENS PROJECT
N
Road
Mineralized Zone
Main Road
LEGEND
Surface Owned By Silver Standard
0 200 400
metres


CANDELARIA MINE
N
Road
Mineralized Zones
Northern Belle Pit
Diablo Pit
LEGEND
Patented Claims
Lode Mining Claims
0 1000 2000 3000
feet


MANANTIAL ESPEJO PROJECT
N
Mineralized Zones
To Gobernador Gregores RUTA25
LEGEND
Mineral Claim Boundary
Surface Land Purchases
0 1 2 3 4 5
kilometres


SHAFTER PROJECT
Sec. 327N
Mineralized Zone
Sec. 327S
Sec. 5
Sec. 8
Highway 67
LEGEND
Surface & Minerals
Surface & Minerals (with Royalty)
0 2000 4000
feet

financials

FINANCIAL RESULTS

For the year ended December 31, 2001, the company incurred a loss of $3,377,000 ($0.13 per share) compared to a loss of $1,705,000 ($0.08 per share) in 2000 and $1,264,000 ($0.07 per share) in 1999. The larger loss in 2001 relates to mineral property costs written off.

Expensed exploration and mineral property costs including reclamation were $2,052,000 for the year compared to $571,000 in 2000 and $474,000 in 1999. Property examination and exploration expenditures were $107,000 during 2001, down from $174,000 in 2000 and $320,000 in 1999, reflecting a greater emphasis on acquisitions. In 2001, the El Asiento mineral property was written off ($1,744,000). In 2000, the Nickel Mountain property was written off ($68,000). There were no property write-offs in 1999. Reclamation costs expensed in 2001 were $201,000 compared to $329,000 in 2000 and $154,000 in 1999. The company continued its reclamation activities on the Duthie property in British Columbia with the reduction in expenditures due to less work completed because of poor weather.

Expenses were $1,517,000 during 2001 compared to $1,418,000 in 2000 and $936,000 in 1999. The increase during 2001 related to general and administrative costs which were $1,105,000 or $113,000 over the comparable period in 2000. Costs associated with the annual and quarterly reports were $38,000 greater than the previous year due to higher annual report production and mailing costs resulting from a larger shareholder base. Investor relation salaries were $66,000 higher than the previous period due to the end of cost sharing with a related company and greater investor relations activity. There were two main reasons for the increase in expenses in 2000 over the comparable period in 1999. A total of $363,000 was a non-recurring item associated with the mailing of a widely distributed financial publication on the prospects for silver, in which Silver Standard was discussed, and $52,000 related to a non-recurring pension obligation to a senior officer of the company.

Other income totalled $192,000 in 2001 compared to $284,000 in 2000 and $146,000 in 1999. Lower cash balances available for investment and lower interest rates were the contributing factors for the $28,000 reduction in investment income in 2001 compared to 2000. In 2000, higher cash balances available for investment throughout the year was the main reason for the $137,000 increase in investment income during the year. Also in 2000, a $94,000 gain was recorded on the sale of mineral properties resulting from the business combination with Newhawk Gold Mines Ltd. In 1999, a net gain of $119,000 was recorded when the shares of a subsidiary that held the Tuscarora gold interest were sold to a third party.

FINANCIAL POSITION AND LIQUIDITY

Operating Cash Flow

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was a use of $1,646,000 in 2001, compared to uses of $1,996,000 in 2000 and $1,137,000 in 1999.

Investing Activities

In 2001, the company continued its focus on acquiring and advancing silver projects. A total of $4,591,000 in cash was spent on mineral property costs that were deferred, compared to $2,623,000 in 2000 and $3,068,000 in 1999. During 2001, the most active projects included Manantial Espejo at $2,312,000 (2000 - $1,652,000; 1999 - $2,056,000); Shafter at $804,000 (2000 - $267,000; 1999 – nil); Candelaria, $550,000 (2000 - $379,000; 1999 – nil); and Bowdens, $670,000 (2000 - $325,000; 1999 – $860,000).

Cash spent on acquisition activities during 2001 totalled $2,625,000 (2000 - $1,024,000; 1999 – ($1,722,000)). Cash costs for acquisitions during 2001 included $2,404,000 relating to the Diablillos property, $104,000 to the Candelaria property and $117,000 to the Sulphurets property. In 2000, $1,024,000 in cash was spent on the Shafter property and in 1999, $1,722,000 in cash was acquired on the acquisition of Newhawk Gold Mines Ltd.

Financing Activities

During 2001, the company raised a total of $11,174,000 compared to $5,901,000 in 2000 and $3,132,000 in 1999. The components of the amounts raised during the year include: $4,495,000 from two private placements (2000 - $2,450,000; 1999 - $1,860,000); $3,976,000 from the exercise of stock options (2000 - $1,413,000; 1999 - $176,000) and $2,703,000 from the exercise of warrants (2000 - $2,038,000; 1999 - $1,096,000).

Cash Resources and Liquidity

As at December 31, 2001, cash and cash equivalents amounted to $5,577,000. This compares to $3,309,000 in 2000 and $2,925,000 in 1999.

The major cash commitments and obligations for the company in 2002 are property option and expenditure commitments of approximately $4,200,000 and corporate and administration of $1,100,000. Of the property obligations, $1,700,000 relates to the Manantial Espejo property and the balance of $2,500,000 relates to elective expenditures on other properties including reclamation.

At December 31, 2001, the company had working capital of $5,520,000 compared to $3,145,000 in 2000 and $2,706,000 in 1999. In addition, subsequent to December 31, 2001, $1,484,000 in warrants and stock options have been exercised to the middle of March 2002. This strong working capital position, the exercised warrants and options, the unexercised "in-the-money" warrants and options, the successful closing of the sale of the Sulphurets property and the sale of a 50% interest in Manantial Espejo, will provide the company with sufficient funds to meet all of its obligations and planned expenditures over the coming year.

ACQUISITIONS AND DISPOSALS

In April 2001, the company exercised its option to acquire 100% of the Candelaria property for total consideration of $2,692,000 comprised of a cash payment of $104,000, an issuance of 600,000 common shares valued at $1,962,000, an issuance of 600,000 common share purchase warrants valued at $326,000 and an issuance of a $300,000 non-interest-bearing promissory note.

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property, giving the company a 100% interest in Sulphurets. The net allocation of the $528,000 purchase cost of the 40% Sulphurets interest was $499,000 to the Sulphurets property, $21,000 to working capital (including $8,000 cash) and $8,000 for reclamation deposits. In November 2001, the company entered into an option agreement to sell its entire investment in the Sulphurets project and two other properties for $3,800,000.

In November 2001, the company acquired 100% of Pacific Rim Argentina, a company which owns the Diablillos property in Argentina, for a total consideration of $5,430,000. The allocation of the purchase price was $5,433,000 and $3,000 for a provision for reclamation.

In February 2002, the company entered into an agreement with Black Hawk Mining whereby the company will purchase Black Hawk's remaining interest in the Manantial Espejo property for US $2,000,000 in cash or common shares of Pan American Silver Corp. This transaction will give the company a 100% interest in the property. The company concurrently entered into an agreement with Pan American to vend a 50% interest in the property for US $2,000,000 in cash or common shares. Pan American will pay 50% of the project costs from January 1, 2002 and contribute the first US $3,000,000 towards mine construction once a production decision is made. Both agreements are subject to regulatory approvals and are subject to closing on or before March 31, 2002. On closing, Silver Standard will hold a 50% interest in Manantial Espejo.

In 2000, the company acquired 100% of Silver Assets, Inc., a public company incorporated in California. Silver Assets held a 90.56% interest in Rio Grande Mining Company which holds the Shafter silver project in Texas. The company has accounted for the acquisition as a purchase of 100% of Silver Assets, for total cash consideration of US $694,000 (CDN $1,024,000). In early 2002, the remaining minority stockholders of Rio Grande were acquired by Silver Assets. Silver Standard now holds a 100% interest in the Shafter project, subject to underlying royalties.

In 1999, the company acquired all the outstanding shares of Newhawk Gold Mines Ltd. by issuance of 2,285,451 common shares with a fair value of $5,142,000 ($2.25 per share).

RISKS AND UNCERTAINTIES

The company is in the process of acquiring and exploring silver mineral properties and, as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital-intensive and subject to fluctuations in metal prices, foreign exchange and interest rates. There is no certainty that properties the company has deferred as assets on its consolidated balance sheet will be realized. There is political risk in areas where the company operates.

Many of these risks and uncertainties are beyond the company's control; however, the goal of the Board of Directors and management is to identify these and other risks that could adversely affect the company and to adopt appropriate strategies to ensure its viability and growth. The main strengths of the company in meeting these challenges include a sufficient working capital position and an experienced management team.

OUTLOOK

In 2002, Silver Standard will continue to record a net loss from operations. The company plans exploration drilling programs at the Manantial Espejo, Challacollo and San Marcial properties. At Bowdens, the company will continue infill drilling to advance the project's feasibility study. The company also expects to conclude the sale of the Sulphurets property and the purchase from Black Hawk of its 90% direct interest in the Manantial Espejo property and concurrent sale of 50% of this property to Pan American Silver Corp. At the Candelaria Mine in Nevada, the company will continue to work with Kinross Gold Corporation to complete pad and pond reclamation. Work on the Diablillos and Shafter properties will be kept to a minimum pending improvement in silver prices. With its strong working capital position and proceeds from the exercise of share purchase warrants and options, the company will be able to meet all of its obligations. The company will also continue to look for new business opportunities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 19, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors,PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

Robert A. Quartermain
President

Ross A. Mitchell
Vice President, Finance
February 26, 2002

AUDITORS' REPORT

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000, and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
February 26, 2002

CONSOLIDATED BALANCE SHEETS

As at December 31, 2001 and 2000

(expressed in thousands of Canadian dollars, except number of shares)

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,577	$ 3,309
Accounts receivable (note 12)	209	195
Prepaid expenses	178	42
	5,964	3,546
Reclamation deposits	110	84
Investments (note 4)	100	100
Mineral property costs (note 5)	39,136	27,205
Fixed assets (note 6)	89	135
	$ 45,399	$ 31,070
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 422	$ 368
Current portion of long-term debt (note 7)	22	33
	444	401
Provision for reclamation (note 14)	503	500
Long-term debt (note 7)	143	165
Mineral property payable (notes 8 and 20)	3,326	-
Minority interest (note 3(d))	45	45
	4,461	1,111
SHAREHOLDERS' EQUITY		
Capital stock (note 9)		
Authorized		
100,000,000 common shares without par value		
Issued		
30,913,953 common shares (2000 - 24,266,458)	66,108	52,078
Warrants (note 11)	326	-
Deficit	(25,496)	(22,119)
	40,938	29,959
	$ 45,399	$ 31,070

Nature of operations (note 1)

Subsequent events (note 20)

Approved by the Board of Directors

William Meyer, Director

R.E. Gordon Davis, Director

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the years ended December 31, 2001 and 2000 and 1999

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2001	2000	1999
EXPLORATION AND DEVELOPMENT COSTS			
Property examination and exploration	$ 107	$ 174	$ 320
Mineral property costs written off (note 5)	1,744	68	-
Reclamation (note 14)	201	329	154
	2,052	571	474
EXPENSES			
Depreciation	25	23	65
General and administration	1,105	992	584
Professional fees	80	86	58
Salaries and employee benefits	307	317	229
	1,517	1,418	936
	(3,569)	(1,989)	(1,410)
OTHER INCOME (EXPENSES)			
Investment income	176	204	67
Investment write-downs and gain on sale	-	(3)	5
Fixed asset write-downs and gain (loss) on sale	-	18	(2)
Gain on sale of mineral property	1	94	-
Gain on sale of subsidiary	-	-	119
Foreign exchange gain (loss)	15	(29)	(43)
	192	284	146
LOSS FOR THE YEAR	(3,377)	(1,705)	(1,264)
DEFICIT - BEGINNING OF YEAR	(22,119)	(20,414)	(19,150)
DEFICIT - END OF YEAR	$ (25,496)	$ (22,119)	$ (20,414)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	26,375,208	22,217,789	17,723,577
BASIC AND DILUTED LOSS PER COMMON SHARE	$ (0.13)	$ (0.08)	$ (0.07)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000 and 1999

(expressed in thousands of Canadian dollars)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss for the year	$ (3,377)	$ (1,705)	$ (1,264)
Items not affecting cash			
Depreciation	25	23	65
Mineral property costs written off	1744	68	-
Investment write-downs and gain on sale	-	3	(5)
Fixed asset write-downs and (gain) loss on sale	-	(18)	2
Gain on sale of mineral property	(1)	(94)	-
Gain on sale of subsidiary	-	-	(119)
	(1,609)	(1,723)	(1,321)
Changes in non-cash working capital items - net of acquisitions (note 3)			
Accounts receivable and prepaid expenses	(137)	(6)	1,185
Accounts payable and accrued liabilities	100	(267)	(1,001)
	(1,646)	(1,996)	(1,137)
CASH FLOWS FROM FINANCING ACTIVITIES			
Shares issued for cash	11,174	5,901	3,132
Share issue cash costs	(26)	(4)	(32)
Repayment of long-term debt	(22)	(3)	-
	11,126	5,894	3,100
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds on sale of investments - net of expenses	-	-	95
Mineral property costs	(4,591)	(2,623)	(3,068)
Proceeds on sale of mineral property	1	94	-
Purchase of fixed assets	(28)	-	-
Proceeds on sale of fixed assets	49	20	249
Proceeds on sale of subsidiary - net of expenses	-	-	119
Acquisitions (note 3)	(2,625)	(1,024)	1,722
Reclamation deposit (advance) recovery	(18)	19	123
	(7,212)	(3,514)	(760)
INCREASE IN CASH AND CASH EQUIVALENTS	2,268	384	1,203
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	3,309	2,925	1,722
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 5,577	$ 3,309	$ 2,925

SUPPLEMENTARY CASH FLOW INFORMATION (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2001 and 2000 and 1999

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

The company is in the process of acquiring and exploring silver mineral properties. The company plans to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 19.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentina, S.A. (Pacific Rim Argentina), and Silver Assets Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(b), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translation

The company's subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year, except for those relating to long-term monetary assets and liabilities, which are deferred and amortized over the lives of the related items.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less. Short-term investments are restricted to deposits with major Canadian banks and/or commercial paper of investment grade issuers.

Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property, with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount, a provision is made for the decline in value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

Mineral property option and royalty agreements
Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on the cash basis.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's option and royalty payments received are in excess of costs incurred, at which time they are then credited to income.

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum.

Provision for site restoration
Site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided for over the life of the orebody on a unit-of-production basis.

Share option plan
From time to time, the company issues stock options as described in note 10. No compensation expense is recognized for this plan when shares or stock options are issued. Consideration paid for shares on exercise of the stock options is credited to capital stock.

Warrants
Share purchase warrants issued as consideration for mineral properties are recorded at fair value. Share purchase warrants issued with common shares as part of a unit are not separately assigned a value.

Income taxes
Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

Loss per common share
Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

3. ACQUISITIONS

a) In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note 5(g)). The acquisition closed on October 1, 2001 with the company making cash payments of US$65,834 ($103,947), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 11), and issuing $300,000 non-interest bearing promissory notes. The fair value of the consideration amounted to $2,691,947, which has been allocated to mineral property costs.

b) In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(d)) by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Inc. (Black Hawk) in exchange for a 40% direct interest in the Sulphurets property. The company accounted for the acquisition of the remaining interest in the Sulphurets Joint Venture as a purchase with total consideration of $528,000. The purchase price was assigned as follows:

Net assets acquired		
Cash	$	8
Accounts receivable		13
Reclamation deposits		8
Mineral property costs (note 5(h)		499
	$	528
Consideration		
Cash	$	125
Mineral property (10% Manantial Espejo)		460
Less: Reversal of accounts payable		(57)
	$	528

c) In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina which owns the Diablillos silver-gold project in Argentina (note 5(f)). The company has accounted for the acquisition as a purchase for total consideration of US$3,426,391 ($5,429,649). The purchase price was assigned as follows:

Net assets acquired		
Mineral property costs (note 5(f))	$	5,433
Provision for reclamation		(3)
	$	5,430
Consideration		
Cash	$	2,404
Long-term mineral property payable		3,026
	$	5,430

d) In September 2000, the company acquired 91.8% of Silver Assets, a public company incorporated in California. Silver Assets has a 90.56% interest in Rio Grande Mining Company (Rio Grande), which holds the Shafter silver project in Texas (note 5(h)). On November 9, 2000, the California Secretary of State accepted for filing a document which effected the acquisition of the remaining outstanding minority stockholdings in Silver Assets. The company has accounted for the acquisition as a purchase of 100% of Silver Assets, for total cash consideration of US$693,601 ($1,024,293). The purchase price was assigned as follows:

Accounts receivable	$ 1
Mineral property costs (note 5(h))	1,455
	1,456
Current liabilities	(219)
Long-term debt	(168)
Minority interest in Rio Grande	(45)
Net assets acquired for cash consideration	$ 1,024

4. INVESTMENTS

	2001	2000
Convertible debenture		
- Sandy K. Mines Ltd., without interest, due December 31, 2002	$ 100	$ 100

5. MINERAL PROPERTY COSTS

At December 31, mineral property costs are as follows:

	Acquisition costs	Exploration costs	Total
Bowdens	$ 10,451	$ 3,538	$ 13,989
El Asiento	-	1,744	1,744
Manantial Espejo	2,567	3,394	5,961
Candelaria	221	422	643
Shafter	1,455	267	1,722
Suphurets	1,894	1,252	3,146
Balance - December 31, 2000	$ 16,588	$ 10,617	$ 27,205
Bowdens	$ 10,714	$ 3,945	$ 14,659
Bluey's	7	35	42
Manantial Espejo	3,143	5,590	8,733
Challacollo	31	145	176
Diablillos	5,433	33	5,466
Candelaria	2,981	904	3,885
Shafter	1,677	849	2,526
Suphurets	2,393	1,256	3,649
Balance - December 31, 2001	$ 26,379	$ 12,757	$ 39,136

Acquisition costs and exploration expenditures incurred during the years ended December 31, 2000 and 2001 are as follows:

	Australia		Latin America				United States		Canada		
	Bowdens	Bluey's	El Asiento	Manantial Espejo	Challa-collo	Diablillos	Candelaria	Shafter	Sulphurets	Nickel Mountain	Total
Balance - December 31, 1999	$ 13,664	$ -	$ 1,744	$ 4,309	$ -	$ -	$ 203	$ -	$ 3,146	$ 68	$ 23,134
Acquisition costs	-	-	-	-	-	-	111	1,455	-	-	1,566
Assays	24	-	-	92	-	-	24	-	-	-	140
Camp costs	78	-	-	278	-	-	4	21	-	-	381
Consulting	39	-	-	13	-	-	25	141	-	-	218
Drafting/engineering	3	-	-	26	-	-	26	1	-	-	56
Drilling	57	-	-	467	-	-	54	-	-	-	578
Environment	14	-	-	-	-	-	16	15	-	-	45
Field administration	20	-	-	191	-	-	4	25	-	-	258
Property holding costs	1	-	-	192	-	-	143	20	-	-	338
Geology	88	-	-	210	-	-	33	10	-	-	341
Legal	1	-	-	7	-	-	-	34	-	-	42
Value added tax	-	-	-	176	-	-	-	-	-	-	176
	325	-	-	1,652	-	-	329	267	-	-	2,573
Costs written off in the year	-	-	-	-	-	-	-	-	-	(68)	(68)
Balance - December 31, 2000	13,989	-	1,744	5,961	-	-	643	1,722	3,146	-	27,205
Acquisition costs	263	7	-	576	31	5,433	2,760	222	499		9,791
Assays	16	4	-	83	13	-	-	-	-	-	116
Camp costs	112	4	-	419	61	-	103	249	-	-	948
Consulting	20	-	-	2	54	-	24	172	-	-	272
Drafting/engineering	39	-	-	69	2	-	16	15	-	-	141
Drilling	92	18	-	524	-	-	-	-	-	-	634
Environment	3	-	-	4	-	-	106	23	-	-	136
Field administration	23	-	-	252	1	-	22	34	-	-	332
Property holding costs	-	-	-	32	7	33	189	33	-	-	294
Geology	99	9	-	493	2	-	17	16	-	-	636
Legal	3	-	-	23	5	-	5	40	4	-	80
Value added tax	-	-	-	295	-	-	-	-	-	-	295
	407	35	-	2,196	145	33	482	582	4	-	3,884
Costs written off in the year	-	-	(1,744)	-	-	-	-	-	-	-	(1,744)
Balance - December 31, 2001	$ 14,659	$ 42	$ -	$ 8,733	$ 176	$ 5,466	$ 3,885	$ 2,526	$ 3,649	$ -	$ 39,136

a) Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (Aus) $85,500 to maintain its interest.

The company has an agreement to acquire certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay Aus $1,500,000 on the commencement of production of the Bowdens project, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by a mortgage on certain properties in the Bowdens project.

b) Bluey's, Australia

In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey's silver property and the surrounding tenement in Australia's Northern Territory by incurring exploration expenditures over time totalling Aus $750,000. The company may increase its interest to 100% on completion of a bankable feasibility study with the vendor retaining a 4% net smelter royalty or a 10% net profits interest.

c) El Asiento, Bolivia

In 1996, the company entered into an agreement with *Corporacion Minera de Bolivia (COMIBOL) to acquire* a 100% interest in the El Asiento property through staged exploration expenditures.

During 1998, the company reviewed the carrying value of its investment and a write-off of $1,871,000 was made, leaving a carrying value of $1,744,000, reflecting the company's estimate of the net recoverable amount. During 1999 and 2000, no change was made to this carrying value and any holding costs incurred were expensed. During 2001, the company wrote off its remaining $1,744,000 investment in the property.

d) Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 40% interest in the Manantial Espejo project in Argentina. Triton held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick). Under the terms of the agreement, *the company would earn a 50% interest in Triton's interest* through cash payments of US$1,537,000 to Triton and exploration expenditures of US$4,500,000. As of December 31, 2001, cash payments of US$1,537,000 had been made to Triton and exploration expenditures of approximately US$4,100,000 had been made. During 2001, the date by which these expenditures must be incurred was extended to December 31, 2002.

In addition, the company has agreed to the work commitment schedule Triton has with the Argentine authorities calling for exploration expenditures to be spent in each of the years 1998 through 2002 amounting to a total of US$4,500,000. At December 31, 2001, US$1,400,000 of this obligation remains outstanding.

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share). Barrick retains a royalty of US$5.00 per ounce of gold and US$0.06 per ounce of silver which would be payable upon commencement of commercial production. In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(b)), such that Triton now holds a 90% interest in the property.

Subsequent to the year-end, the company has entered into an agreement to acquire the remaining 90% interest in the Manantial Espejo property (note 20(c)).

e) Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion).

Under the terms of the agreement, the company will make cash option payments of US$1,500,000 staged over two years. The staged payments, which include a 5% vendor finder's fee, are US$20,000 paid on signing; US$130,000 by March 1, 2002; US$250,000 by August 1, 2002; US$500,000 by March 1, 2003 and US$600,000 by August 1, 2003. The property is subject to an existing 2% production royalty up to a maximum total of US$850,000 as well as a 2% production royalty to Minera Septentrion increasing to 3% once the existing royalty has been fully paid. The latter royalty can be purchased for US$1,500,000 at any time.

f) Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the Diablillos silver-gold project located in the province of Salta in northwestern Argentina.

Under the terms of the agreement, the company is to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares at the company's election. These staged payments are US$500,000 by June 30, 2002; US$500,000 by December 31, 2002; US$500,000 by June 30, 2003; and US$400,000 by December 31, 2003. Subsequent to the year-end, the company settled the 2002 payments of US$1,000,000 in full through issuance of common shares (note 8 and 20(a)).

g) Candelaria, U.S.A.

In November 1999, the company acquired an exclusive option from Kinross Gold Corporation (Kinross) to purchase a 100% interest in the permitted Candelaria silver mine in Nevada by issuing 50,000 common shares.

During the year ended December 31, 2000, the company extended the option period to March 31, 2001 to facilitate transfer of permits and reclamation bonds from Kinross to the company and to receive regulatory approvals. Under the terms of the extension agreements, the company issued 27,500 common shares, paid $50,000 and commenced paying holding costs associated with the property.

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(a)), which has been allocated to mineral property costs. Under the terms of the agreement, Kinross is continuing reclamation work that is expected to be completed in the first quarter of 2002. The company has pledged the property as collateral pending the company arranging reclamation bonding.

h) Shafter, U.S.A.

During the year ended December 31, 2000, the company acquired a 90.56% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. Subsequent to the year-end, the company acquired through a short form merger the remaining interest in Rio Grande (note 20(b)).

The Shafter properties are subject to certain rental and royalty agreements with a previous owner and other current property lessors covering substantially all the acreage contained within the project. In the event mineral production were to commence in the future, these agreements would become effective. One of the more significant of these agreements was purchased by Rio Grande and the final US$75,000 payment plus interest on this payable was made in October 2000.

i) Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada now 100% held by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(b)), the project was held as a joint venture with Black Hawk. In November 2001, the company entered into an option agreement to sell its investment in the Sulphurets project including its interest in Newhawk, the Snowfields claim and one other non-core project, Blue Ice, for $3,800,000. The optionee has until April 10, 2002, unless mutually extended, to exercise the option.

6. FIXED ASSETS

			2001
	Cost	Accumulated depreciation	Net
Office equipment	$ 335	$ 253	$ 82
Mining equipment	45	40	5
Land	2	-	2
	$ 382	$ 293	$ 89

			2000
	Cost	Accumulated depreciation	Net
Office equipment	$ 307	$ 225	$ 82
Mining equipment	178	127	51
Land	2	-	2
	$ 487	$ 352	$ 135

7. LONG-TERM DEBT

	2001	2000
Amount payable to a former officer of Silver Assets in variable annual amounts over 20 years, discounted at 7.3%, final payment in 2015	$ 114	$ 141
Mortgage payable at 10%, due in monthly installments of US$649, final payment due April 1, 2008	51	57
	165	198
Less: Current portion	22	33
	$ 143	$ 165

The mortgage is collateralized by certain properties in the Shafter project (note 5(h)).

8. MINERAL PROPERTY PAYABLE

	2001	2000
Amount payable in cash or shares regarding the acquisition of the Diablillos property (note 5(f)), non-interest bearing		
Due in 2002 - US$1,000,000 (i)	$ 1,593	$ -
Due in 2003 - US$900,000	1,433	-
Total (note 3(c))	3,026	-
Amount payable in cash or shares regarding the acquisition of the Candelaria property, non-interest bearing, final payment April 1, 2002 (note 3(a))	300	-
	$ 3,326	$ -

(i) Subsequent to the year-end, the company settled the 2002 payments of US$1,000,000 in full through issuance of common shares (note 20(a)).

9. CAPITAL STOCK

Authorized

100,000,000 common shares without par value

	Number of shares	Amount
Balance - December 31, 1999	20,438,047	$ 46,120
Issued during the year		
For cash		
Private placement (a)	1,633,334	2,450
Exercise of options (note 10)	807,100	1,413
Exercise of warrants (note 11)	1,273,859	2,038
Finders' fee on private placement (a)	86,666	130
For mineral properties (note 5(g))	27,500	61
Fractional shares repurchased (b)	(48)	-
Share issue costs	-	(134)
Balance - December 31, 2000	24,266,458	52,078
Issued during the year		
For cash		
Private placement (c)	1,914,000	4,495
Exercise of options (note 10)	1,941,225	3,976
Exercise of warrants (note 11)	1,733,000	2,703
Finders' fee on private placement (c)	59,270	139
For mineral properties (notes 3(a) and 5(d))	1,000,000	2,882
Share issue costs	-	(165)
Balance - December 31, 2001	30,913,953	$ 66,108

a) During the year ended December 31, 2000, the company completed a private placement and issued 1,633,334 units at $1.50 per unit. Each unit consisted of one common share plus one common share purchase warrant exercisable into 1,633,334 common shares at $1.50 per share until November 9, 2002. The company issued 86,666 units and paid $4,050 as finders' fees for the private placement.

b) At December 31, 1999, the issued shares included 77,356 shares allotted for Newhawk shareholders. A total of 77,308 of these shares were issued during the year ended December 31, 2000 and 48, representing fractional shares, were purchased by the company.

c) During the year ended December 31, 2001, the company completed two private placements. In May 2001, the company issued 764,000 units at $1.97 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $2.32 per share until June 25, 2002. The company issued an additional 24,570 units as a finders' fee on this placement. In October 2001, the company issued 1,150,000 units at $2.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $3.00 per share until October 29, 2003. The company issued an additional 34,700 units as a finders' fee on this placement.

10. STOCK OPTIONS

The company does not have an established share purchase option plan. However, from time to time, the Board of Directors may grant options to directors, officers, employees or consultants subject to approval by the regulatory authorities. The maximum term is usually five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price on an option is the last closing price of the company's common shares, listed on the Canadian Venture Exchange, immediately preceding the grant.

Stock options issued to officers, employees and directors are as follows:

	2001		2000		1999	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at January 1	2,257,500	$ 2.06	1,024,600	$ 1.91	955,000	$ 1.75
Granted	1,135,000	2.70	2,073,000	2.01	222,500	2.50
Exercised	(1,941,225)	2.05	(807,100)	1.75	(100,700)	1.75
Forfeited	(58,500)	2.29	(33,000)	2.09	(52,200)	1.82
Options outstanding at December 31	1,392,775	2.58	2,257,500	2.06	1,024,600	1.91
Options exercisable at December 31	1,376,525	$ 2.58	1,528,800	$ 2.01	915,850	$ 1.84

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Exercise price	Options outstanding	Options exercisable	Expiry date	Weighted average remaining life (years)
$ 2.50	50,000	50,000	October 7, 2004	2.8
$ 2.10	40,797	40,797	April 17, 2005	3.3
$ 2.00	2,303	2,303	May 16, 2005	3.4
$ 2.09	20,000	20,000	June 5, 2005	3.4
$ 1.90	144,675	144,675	December 28, 2005	4.0
$ 2.50	685,000	672,500	August 16, 2006	4.6
$ 3.01	450,000	446,250	November 6, 2006	4.8
	1,392,775	1,376,525		4.5

11. WARRANTS

During the year ended December 31, 2001, in connection with the acquisition of the Candelaria property described in note 3(a), the company issued 600,000 share purchase warrants which were assigned a value of $326,000. The remaining 1,973,270 warrants issued in the year were as part of units issued on private placements (note 9(c)).

The changes in warrants outstanding are as follows:

	2001		2000		1999	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Warrants outstanding at January 1	1,720,000	$ 1.50	1,330,144	$ 1.74	680,000	$ 2.25
Granted	2,573,270	2.91	1,720,000	1.50	1,388,144	1.60
Exercised	(1,733,000)	1.56	(1,273,859)	1.60	(567,955)	1.93
Expired	-	-	(56,285)	4.88	(170,045)	2.00
Warrants outstanding at December 31	2,560,270	$ 2.87	1,720,000	$ 1.50	1,330,144	$ 1.74

The following table summarizes information about warrants outstanding at December 31, 2001:

Exercise price	Warrants outstanding	Expiry date	Weighted average remaining life (years)
$ 3.50	600,000	October 12, 2002	0.8
$ 1.50	113,000	November 9, 2002	0.9
$ 2.32	662,570	June 25, 2003	1.5
$ 3.00	1,184,700	October 29, 2003	1.8
	2,560,270		1.4

12. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the company recorded management fees and expense reimbursements of $312,900 (2000 - $344,800; 1999 - $39,400) from companies related by common management. At December 31, 2001, accounts receivable include $ 93,500 (2000 - $142,000) from these related parties.

During the year ended December 31, 1999, the company was charged at cost approximately $122,000 for expenses paid on behalf of the company by a company related by directors in common.

13. INCOME TAXES

a) The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001	2000	1999
Statutory tax rate	45%	45%	45%
Loss for the year	$ (3,377)	$ (1,705)	$ (1,264)
Provision for income taxes based on statutory rates	(1,520)	(767)	(569)
Differences in foreign tax rates	(1)	21	76
Losses for which an income tax benefit has not been recognized and other	1,521	746	493
	$ -	$ -	$ -

b) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's future tax assets as of December 31, are as follows:

	2001	2000
Long-term future tax assets		
Non-capital loss carryforwards	$ 9,503	$ 4,321
Fixed assets and resource properties	5,649	4,698
Share issuance costs	141	80
Total future tax assets	15,293	9,099
Valuation allowance for future tax assets	(15,293)	(9,099)
Net future tax assets	$ -	$ -

c) As of December 31, 2001, the company has approximately $11,234,000 in operating losses, $6,585,000 in capital losses, and $23,930,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

2002	$ 197
2003	517
2004	325
2005	3,428
2006	3,391
2007	1,625
2008	1,751
	$ 11,234

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

14. RECLAMATION

During the year ended December 31, 2001, the company incurred or provided for expenditures of $201,000 (2000 - $329,000; 1999 - $154,000) for estimated reclamation and site restoration costs.

At December 31, 2001, $503,185 (2000 - $500,000) has been recorded by the company as a provision for future reclamation expenses for its operations in British Columbia and Argentina. The requirement for reclamation is under review with the British Columbia provincial authorities. However, management is of the opinion that this amount approximates future site restoration costs.

15. SUPPLEMENTARY CASH FLOW INFORMATION

Cash and cash equivalents included in the cash flow statement comprise the following:

	2001	2000	1999
Cash on hand and balances held with banks	$ 1,764	$ 610	$ 825
Short-term deposits	3,813	2,699	2,100
	$ 5,577	$ 3,309	$ 2,925

During the years ended December 31, 2001, 2000, and 1999, the company conducted non-cash financing and investing activities as follows:

	2001	2000	1999
Non-cash financing activities			
Shares issued for business combination	$ -	$ -	$ 5,142
Shares issued for mineral properties	2,882	61	110
Mineral property payable	3,326	-	-
Warrants issued for mineral properties	326	-	-
Shares issued for finders' fee	139	130	84
Finders' fee satisfied by issue of shares	(139)	(130)	(84)
	$ 6,534	$ 61	$ 5,252
Non-cash investing activities			
On business combination for shares	$ -	$ -	$ (5,142)
Shares issued for mineral properties	(2,882)	(61)	(110)
Payable for mineral property	(3,326)	-	-
Warrants issued for mineral properties	(326)	-	-
	$ (6,534)	$ (61)	$ (5,252)

16. SEGMENTED FINANCIAL INFORMATION

The company's principal operations are carried out in Canada, the United States, Latin America and Australia. The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

2001	Canada	United States	Latin America	Australia	Consolidated
Fixed assets	$ 82	$ -	$ 6	$ 1	$ 89
Mineral property costs	3,649	6,411	14,375	14,701	39,136
	$ 3,731	$ 6,411	$ 14,381	$ 14,702	$ 39,225

2000	Canada	United States	Latin America	Australia	Consolidated
Fixed assets	$ 123	$ -	$ 8	$ 4	$ 135
Mineral property costs	3,146	2,365	7,705	13,989	27,205
	$ 3,269	$ 2,365	$ 7,713	$ 13,993	$ 27,340

17. COMMITMENTS

The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments required in each of the next five years under leases are as follows:

2002	$ 86,000
2003	$ 22,000

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of cash and cash equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt and mineral property payable to approximate carrying value.

The company has determined that it is not practicable or cost effective to determine the estimated fair value of its convertible debenture investment (note 4).

19. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

a) The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i) Resource properties and deferred costs
Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 121.

ii) Stock-based compensation
For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company's common shares at the date of grant, there is no compensation cost to be recognized by the company.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the exercise price exceeds the quoted market value of the company's common shares at the date of the grant. During the year ended December 31, 2001, no compensation expense has arisen in respect of variable plan options.

iii) Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income.

iv) Under Canadian GAAP, the fair value of shares issued by an acquirer to effect a business combination is based on the quoted market price of shares over a reasonable period before and after the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is reached.

v) Under Canadian GAAP, foreign exchange gains and losses on translation of long-term debt are deferred and amortized over the term of the debt. Under U.S. GAAP, these gains and losses are reflected in net earnings as they arise.

b) Consolidated summarized balance sheets

	2001			2000		
	CDN GAAP	Adjustments	U.S. GAAP	CDN GAAP	Adjustments	U.S. GAAP
ASSETS						
Current assets	$ 5,964	$ -	$ 5,964	$ 3,546	$ -	$ 3,546
Mineral property costs (i) and (iv)	39,136	(12,757)	26,379	27,205	(10,617)	16,588
Other assets	299	-	299	319	-	319
	$ 45,399	$ (12,757)	$ 32,642	$ 31,070	$ (10,617)	$ 20,453
LIABILITIES						
Current liabilities	$ 444	$ -	$ 444	$ 401	$ -	$ 401
Other liabilities (v)	4,017	10	4,027	710	1	711
	4,461	10	4,471	1,111	1	1,112
SHAREHOLDERS' EQUITY						
Capital stock (iv)	66,434	169	66,603	52,078	169	52,247
Deficit (i) and (v)	(25,496)	(12,936)	(38,432)	(22,119)	(10,787)	(32,906)
	40,938	(12,767)	28,171	29,959	(10,618)	19,341
	$ 45,399	$ (12,757)	$ 32,642	$ 31,070	$ (10,617)	$ 20,453

c) Consolidated statements of loss and deficit

	2001	2000	1999
Loss in accordance with Canadian GAAP	$ 3,377	$ 1,705	$ 1,264
Exploration expenditures for the year (i)	3,884	2,573	2,330
Exploration costs written off during the year that would have been expensed in the year incurred (i)	-	(68)	-
Exploration costs recovered that would have been expensed in the year incurred	(1,744)	-	-
Foreign exchange loss/(gain) (v)	9	1	-
Loss in accordance with U.S. GAAP	5,526	4,211	3,594
Unrealized loss (gain) on available-for-sale securities (iii)	-	13	(7)
Comprehensive loss	$ 5,526	$ 4,224	$ 3,587

d) Consolidated statements of cash flows

	2001	2000	1999
Cash flows from operating activities			
Per Canadian GAAP	$ (1,646)	$ (1,996)	$ (1,137)
Exploration expenditures (i)	(3,884)	(2,573)	(2,330)
Per U.S. GAAP	(5,530)	(4,569)	(3,467)
Cash flows from investing activities			
Per Canadian GAAP	(7,212)	(3,514)	(760)
Exploration expenditures (i)	3,884	2,573	2,330
Per U.S. GAAP	$ (3,328)	$ (941)	$ 1,570

e) Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheets upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued CICA 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the section on January 1, 2002.

In November 2001, the Accounting Standards Board issued an amendment to CICA 1650, Foreign Currency Translation. These new rules eliminate the deferral and amortization of exchange gains and losses arising from the translation of long-term debt. Effective from January 1, 2002, the new rules will be applied retroactively and all translation gains and losses will be reported in earnings as they arise. As a result, there will be no continuing measurement differences between Canadian and U.S. GAAP with regards to exchange gains and losses arising from the translation of long-term debt.

20. SUBSEQUENT EVENTS

a) On January 28, 2002, the company made a US$1,000,000 payment to Pacific Rim under the terms of the agreement for the acquisition of the Diablillos silver-gold property in Argentina. The payment was made by the issuance of 383,025 common shares of the company based on a 20-day weighted average share price of approximately US$2.61 per share in settlement of the $1,593,000 payments due in 2002 (note 8).

b) On February 4, 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by the company of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding is US$55,053 and will be paid out over time as shares are surrendered.

c) On February 25, 2002, the company entered into an agreement with Black Hawk whereby the company will purchase Black Hawk's remaining interest in the Manantial Espejo property for US$2,000,000 in cash or common shares of Pan American Silver Corp. (Pan American). This transaction will give the company a 100% interest in the property. T he company concurrently entered into an agreement with Pan American to vend a 50% interest in the property for US$2,000,000 in cash or common shares. Pan American will pay 50% of the project costs from January 1, 2002 and contribute the first US$3,000,000 towards mine construction once a production decision is made. Both agreements are subject to regulatory approvals and are subject to closing on or before March 31, 2002.

CORPORATE INFORMATION

STOCK EXCHANGE LISTINGS

Nasdaq SmallCap
Trading Symbol: **SSRI**

Canadian Venture Exchange
Trading Symbol: **SSO**

CAPITALIZATION

Authorized: 100,000,000 common shares
Issued (as at December 31, 2001): 30,913,953

Fully Diluted
(as at March 31, 2002): 35,645,023

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Computershare Trust Company of Canada
151 Front Street West
Toronto, Ontario
M5J 2N1

Shareholder Inquiries: (888) 661-5566
E-mail: caregistryinfo@computershare.com
Web Site: www.computershare.com

CUSIP: 82823L-10-6

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

HEAD OFFICE

Suite 1180
999 West Hastings Street
Vancouver, B.C.,
Canada V6C 2W2

Tel: (604) 689-3846
Fax: (604) 689-3847

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders of Silver Standard Resources Inc. will be held on Thursday, May 16, 2002 at 2:00 at the Terminal City Club, Presidents Room, 837 West Hastings Street, Vancouver, British Columbia, Canada.

INVESTOR RESOURCES

CPM Group
30 Broad Street
37th Floor
New York, NY 1004

Tel: (212) 785-8320
Fax: (212) 785-8325
Web: www.cpmgroup.com

The Silver Institute
1112 Sixteenth Street, N.W.
Suite 240
Washington, D.C. 20036

Tel: (202) 835-0185
Fax: (202) 835-0155
Web: www.silverinstitute.org

SHARE PRICE AND VOLUME


Volume (on Nasdaq and CDNX)
High
Close
Low
Share Price (on Nasdaq)
US$
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
January '00
February
March
April
May
June
July
August
September
October
November
December
January '01
February
March
April
May
June
July
August
September
October
November
December
January '02
February

DIRECTORS AND MANAGEMENT

DIRECTORS

R.E. Gordon Davis, Director
Chairman of the Board,
Canplats Resources Corporation Vancouver, British Columbia

David L. Johnston, Director
Former President and General Manager
Highland Valley Copper Corporation
Cranbrook, British Columbia

Catherine McLeod-Seltzer, Director
President, Pacific Rim Mining Corp.
Vancouver, British Columbia

William Meyer, Director
Former Vice President, Exploration,
Teck Corporation
Vancouver, British Columbia

Robert A. Quartermain
Director and President
Vancouver, British Columbia

MANAGEMENT

Robert A. Quartermain
President

Kenneth C. McNaughton
Vice President, Exploration

Ross A. Mitchell
Vice President, Finance

Linda J. Sue
Corporate Secretary

Max H. Holtby
Senior Geologist

Paul W. LaFontaine
Director, Investor Relations

James R. Whelan
President,
Silver Standard Mexico, S.A. de C.V.
Miami, Florida

David Landrum
Manager, Argentina

Ian J. Pringle
Manager, Australia

OFFICES

HEAD OFFICE

999 West Hastings Street
Suite 1180
Vancouver, B.C.,
Canada V6C 2W2

Tel: (604) 689-3846
Fax: (604) 689-3847

REGIONAL OFFICES

Nevada
Candelaria Mining Co.
P.O. Box 1240
Hawthorne, NV 89415

Tel: (775) 573-2471

Texas
Rio Grande Mining Company
P.O. Box 89
Shafter, TX 79850

Tel: (915) 229-4737

Argentina
Minera Triton Argentina S.A.
Avenida San Martin 928
9310 Puerto San Julian
Santa Cruz, Argentina

Tel: 011 54 2962 452819

Australia
Silver Standard Australia Pty Limited
P.O. Box 477
Surry Hills
Sydney, Australia NSW 2010

Tel: 011 612 929 95083

INQUIRIES AND INVESTOR RELATIONS

Paul W. LaFontaine
Director, Investor Relations

Tel: (604) 484-8212
NA toll-free: (888) 338-0046
Fax: (604) 689-3847

E-mail: invest@silverstandard.com
Web Site: www.silver-standard.com

Silver Standard Resources Inc.